INFORMATION CIRCULAR

PRETIUM RESOURCES INC.
Suite 1600, 570 Granville Street
Vancouver, British Columbia  V6C 3P1

(all information as at April 5, 2013 unless otherwise noted)

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies being made by the management of Pretium Resources Inc. (the “Company”, “we” or “us”) for use at the Annual and Special Meeting of the Company’s shareholders (the “Meeting”) to be held on Friday, May 10, 2013 at the time and place and for the purposes set forth in the accompanying Notice of Meeting.  While it is expected that the solicitation will be made primarily by mail, proxies may be solicited personally or by telephone by directors, officers and employees of the Company.  All costs of this solicitation will be borne by the Company.

COMPLETION AND VOTING OF PROXIES

Voting

Voting at the Meeting will be by a show of hands, each registered shareholder and each Proxyholder (representing a registered or non-registered shareholder) having one vote, unless a poll is required or requested, whereupon each such shareholder and Proxyholder is entitled to one vote for each share held or represented, respectively.  To approve a motion proposed at the Meeting a majority of greater than 50% of the votes cast will be required (an “ordinary resolution”) unless the motion requires a “special resolution” in which case a majority of 66⅔% of the votes cast will be required.

Appointment of Proxyholders

The persons named in the accompanying Proxy as Proxyholders are our directors or officers.  A shareholder has the right to appoint a person (who need not be a shareholder) to attend and act on the shareholder’s behalf at the Meeting other than the persons named in the Proxy as Proxyholders.  To exercise this right, the shareholder must insert the name of the shareholder’s nominee in the space provided or complete another Proxy.

A shareholder completing the enclosed Proxy may indicate the manner in which the persons named in the Proxy are to vote with respect to any matter by marking an “X” in the appropriate space.  On any poll required (for the reason described above) or requested, those persons will vote or withhold from voting the shares in respect of which they are appointed in accordance with the directions, if any, given in the Proxy, provided such directions are certain.

If a shareholder wishes to confer a discretionary authority with respect to any matter, then the space should be left blank.  In such instance, the Proxyholder, if nominated by management, intends to vote the shares represented by the Proxy in favour of the motion.

The enclosed Proxy, when properly signed, confers discretionary authority with respect to amendments or variations to the matters identified in the Notice of Meeting and with respect to other matters which may be properly brought before the Meeting.  At the time of printing this Information Circular, our management is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting.  If, however, other matters which are not now known to the management should properly come before the Meeting, the Proxies hereby solicited will be exercised on such matters in accordance with the best judgment of the nominees.

The Proxy must be dated and signed by the shareholder or the shareholder’s attorney authorized in writing.  In the case of a corporation, the Proxy must be dated and duly executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation.

The completed Proxy, together with the power of attorney or other authority, if any, under which it was signed or a notarially certified copy thereof, must be deposited with our transfer agent in accordance with the instructions and before the time set out in the Proxy.  Proxies received after such time may be accepted or rejected by the Chair of the Meeting in the Chair’s discretion.  Non-registered shareholders that are OBOs (as defined below under “Non-registered Shareholders”) must deliver their completed Proxies in accordance with the instructions given by their financial institution or other intermediary that forwarded the Proxy to them.

Registered Shareholders

Only shareholders registered as shareholders in our shareholder registry maintained by our registrar and transfer agent or duly appointed Proxyholders (except as discussed below under “Non-registered Shareholders”) will be recognized to make motions or vote at the Meeting.

Non-registered Shareholders

Many Shareholders are “non-registered” shareholders because the shares of the Company they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares.  More particularly, a person is not a registered Shareholder in respect of shares which are held on behalf of that person (the “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP’s, RRIF’s, RESP’s, TFSA’s and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant.

There are two kinds of Non-Registered Holders – those who object to their name being made known to the issuers of securities which they own (called ‘OBOs’ for Objecting Beneficial Owners) and those who do not object to the issuers of the securities they own knowing who they are (called ‘NOBOs’ for Non-Objecting Beneficial Owners).  Subject to the provision of National Instrument 54-101 – Communication with Beneficial Owners of Securities of Reporting Issuers (“NI 54-101”), issuers can request and obtain a list of their NOBOs from intermediaries via their transfer agents and use the NOBO list for distribution of proxy-related materials directly to NOBOs.  We are not using the notice and access provisions of NI 54-101 this year.

We have decided to take advantage of those provisions of NI 54-101 that permit us to directly deliver proxy-related materials to our NOBOs who have not waived the right to receive them.  As a result NOBOs can expect to receive a Voting Instruction Form (“VIF”), together with the Notice of Meeting, this Information Circular and related documents from our transfer agent, Computershare Investor Services Inc. (“Computershare”).  These VIF’s are to be completed and returned to Computershare in the envelope provided, or by facsimile, or voted using the telephone or internet alternatives included on the VIF.  In this regard, Computershare is required to follow the voting instructions properly received from NOBOs.  Computershare will tabulate the results of the VIF’s received from NOBOs and will provide appropriate instructions at the Meeting with respect to the Common Shares represented by the VIF’s they receive.

NOBOs should carefully follow the instructions of Computershare, including those regarding when and where to complete the VIF’s that are to be returned to Computershare.

Should a NOBO wish to vote at the Meeting in person, the NOBO must insert the names of the NOBO (or the name of the person that the NOBO wants to attend and vote on the NOBO’s behalf) in the space provided on the VIF and return it to Computershare. If Computershare or the Company receives a written request that the NOBO or its nominee be appointed as proxy holder, if management is holding a proxy with respect to common shares beneficially owned by such NOBO, we will arrange, without expense to the NOBO, to appoint the NOBO or its nominee as proxy holder in respect of those common shares.  Under NI 54-101, unless corporate law does not allow it, if the NOBO or its nominee is appointed as proxy holder by the Company in this manner, the NOBO or its nominee, as applicable, must be given the authority to attend, vote and otherwise act for and on behalf of management in respect of all matters that come before the meeting and any adjournment or postponement of the meeting.  If we receive such instructions at least one business day before the deadline for submission of proxies, we are required to deposit the proxy within that deadline, in order to appoint the NOBO or its nominee as proxy holder.  If a NOBO requests that the NOBO or its nominee be appointed as proxy holder, the NOBO or its appointed nominee, as applicable, will need to attend the meeting in person in order for the NOBOs vote to be counted.

NOBOs that wish to change their vote must in sufficient time in advance of the Meeting contact Computershare to arrange to change their vote.

These securityholder materials are being sent to both registered and non-registered owners of the securities.  If you are a non-registered owner and we (or our agent) have sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

By choosing to send these materials to you directly, we (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.  We do not intend to pay the costs of intermediaries forwarding the securityholder materials to OBOs so OBOs will only receive the securityholder materials where the intermediary has assumed such costs.

In accordance with the requirements of NI 54-101, we have distributed copies of the Notice of Meeting, this Information Circular, the form of proxy and related documents (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to OBOs.  Intermediaries are required to forward the Meeting Materials to OBOs unless in the case of certain proxy-related materials the OBO has waived the right to receive them.  Very often, Intermediaries will use service companies to forward the Meeting Materials to OBOs.  With those Meeting Materials, Intermediaries or their service companies should provide OBOs of Common Shares with a “request for voting instruction form” which, when properly completed and signed by such OBO and returned to the Intermediary or its service company, will constitute voting instructions which the Intermediary must follow.  The purpose of this procedure is to permit OBOs of Common Shares to direct the voting of the Common Shares that they beneficially own.

Should an OBO of Common Shares wish to vote at the Meeting in person, insert the OBO’s name (or the name of the person the OBO wants to attend and vote on the OBO’s behalf) in the space provided for that purpose on the request for voting instructions form and return it to the OBO’s intermediary or send your intermediary another written request that the OBO or its nominee be appointed as proxy holder.  The intermediary is required under NI 54-101 to arrange, without expense to the OBO, to appoint the OBO or its nominee as proxy holder in respect of the OBO’s common shares.  Under NI 54-101, unless corporate law does not allow it, if the intermediary makes an appointment in this manner, the OBO or its nominee, as applicable, must be given authority to attend, vote and otherwise act for and on behalf of the intermediary (who is the registered shareholder) in respect of all matters that come before the meeting and any adjournment or postponement of the meeting.  An intermediary who receives such instructions at least one business day before the deadline for submission of proxies is required to deposit the proxy within that deadline, in order to appoint the OBO or its nominee as proxy holder.  If an OBO requests that the intermediary appoint the OBO or its nominee as proxy holder, the OBO or its appointed nominee, as applicable, will need to attend the meeting in person in order for the OBOs vote to be counted.

OBOs should carefully follow the instructions of their Intermediary, including those regarding when and where the completed request for voting instructions is to be delivered.  Only registered Shareholders have the right to revoke a proxy.  OBOs of Common Shares who wish to change their vote must in sufficient time in advance of the Meeting, arrange for their respective intermediaries to change their vote and if necessary revoke their proxy in accordance with the revocation procedures set out above.

Shareholders with questions respecting the voting of shares held through a stockbroker or other financial intermediary should contact that stockbroker or other intermediary for assistance.

REVOCATION OF PROXIES

Shareholders have the power to revoke Proxies previously given by them.  Revocation can be effected by an instrument in writing (which includes a Proxy bearing a later date) signed by a shareholder or the shareholder’s attorney authorized in writing and in the case of a corporation, duly executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation, and either delivered to our registered office at Suite 2900, 550 Burrard Street, Vancouver, BC, Canada, V6C O3A or to Computershare Investor Services Inc., at 9th Floor, 100 University Avenue, Toronto, Canada, M5J 2Y1, or by fax at 1-866-249-7775 in Canada and the United States and 416-263-9524 outside of Canada and the US, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or deposited with the Chair of the Meeting on the day of the Meeting.

EXERCISE OF DISCRETION

If the instructions in a Proxy are certain, the shares represented thereby will be voted on any poll by the persons named in the Proxy, and, where a choice with respect to any matter to be acted upon has been specified in the Proxy, the shares represented thereby will, on a poll, be voted or withheld from voting in accordance with the specifications so made.

Where no choice has been specified by the shareholder, such shares will, on a poll, be voted in accordance with the notes to the form of Proxy.

The enclosed Proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the persons appointed proxyholders thereunder to vote with respect to any amendments or variations of matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting.  At the time of the printing of this Information Circular, our management knows of no such amendment, variation or other matter which may be presented to the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

Our authorized common share capital consists of an unlimited number of common shares without par value and an unlimited number of preferred shares which may be issued in series with such rights and restrictions as are determined by the directors at the time of issue.

As at the date hereof, we have issued and outstanding 96,476,186 fully paid and non-assessable common shares, each share carrying the right to one vote.  We have no other classes of voting securities and do not have any outstanding preferred shares.

Any shareholder of record at the close of business on April 5, 2013 is entitled to vote in person or by proxy at the Meeting.

Subject to the special rights and restrictions attached to the shares of any class or series of shares, the quorum for the transaction of business at a meeting of shareholders is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of the issued shares entitled to be voted at the meeting.

To the best of the knowledge of our directors and senior officers, the only person who, or corporation which, beneficially owns, or controls or directs, directly or indirectly, shares carrying 10% or more of the voting rights attached to all of our outstanding shares is:

Shareholder Name	Number of Shares	Percentage of Issued Shares
Silver Standard Resources Inc.	18,985,807	19.68%
Royce & Associates, LLC	10,689,000	11.08%

ELECTION OF DIRECTORS

The term of office of each of the present directors expires at the Meeting.  The persons named below will be presented for election at the Meeting as management’s nominees.  Management does not contemplate that any of these nominees will be unable to serve as a director.  Each director elected will hold office until our next annual general meeting or until his or her successor is elected or appointed, unless his or her office is earlier vacated in accordance with our Articles or with the provisions of the Business Corporations Act (British Columbia) (“Business Corporations Act”).

At the Meeting, we will ask shareholders to vote for the election of the six nominees proposed by us as directors.  Each holder of Common Shares will be entitled to cast their votes for or withhold their votes from the election of each director.  The management proxyholders named in the accompanying form of proxy as proxyholders intend to vote for the election of all nominees whose names are set forth in this Information Circular, unless instructed otherwise.

Majority Voting for Directors

As part of its ongoing review of corporate governance practices, in April 2011, the Board of Directors adopted a policy that requires, in an uncontested election of directors, any nominee for election as a director who receives a greater number of votes “withheld” than votes “for” to tender his or her resignation to the Lead Director of our Board promptly following the shareholder’s meeting.  The Compensation and Corporate Governance Committee will consider the offer of resignation and make a recommendation to the Board of Directors on whether to accept it.  In considering whether or not to recommend acceptance of the resignation, the Compensation and Corporate Governance Committee will consider all factors deemed relevant by members of such Committee.  The Compensation and Corporate Governance Committee will be expected to recommend acceptance of the resignation except in situations where the consideration would warrant the applicable director continuing to serve on the Board of Directors.  The Board of Directors will make its final decision and announce it in a news release within 90 days following the shareholders’ meeting.  A director who tenders his resignation pursuant to this policy will not participate in any meeting of the Board of Directors or the Compensation and Corporate Governance Committee at which the resignation is considered.

Nominees

The following charts provide information on the six nominees proposed for election as directors, the province or state and country in which each is ordinarily resident and the period during which each has served as a director.  Included in these charts is information relating to the nominees’ membership on committees of the Board and Board and committee meeting attendance for the year ended December 31, 2012.  In that period, the Board held 4 regularly scheduled and 8 special meetings.  Special meetings are called on shorter notice than regularly scheduled meetings, which are scheduled over the year or more in advance.  In addition to the attendance listed below, directors from time to time attend other committee meetings by invitation.  All nominees attended 100% of applicable Board meetings.

The charts also show present principal occupation and principal occupations held in the last five years, if different.  In addition, the charts show the nominees’ current equity ownership consisting of common shares beneficially owned, directly or indirectly, or controlled or directed, options (each equivalent in value to a common share) credited to each nominee as at December 31, 2012.  The total equity value of common shares held as at December 31, 2012 is presented in Canadian dollars.

Robert A. Quartermain British Columbia, Canada	Age: 58 Non-Independent Director since October 22, 2010
Robert Quartermain is our President and Chief Executive Officer.

Mr. Quartermain was the President and Chief Executive Officer of Silver Standard from January 1985 to January 2010.

Mr. Quartermain has a Bachelor of Science degree in geology from the University of New Brunswick, a Master of Science degree in mineral exploration from Queen’s University and was awarded an honorary Doctor of Science degree from the University of New Brunswick in May 2009.  Mr. Quartermain is a registered member of the Association of Professional Engineers and Geoscientists of British Columbia.

Area of Expertise
Geology, Finance, Mineral Reserves and Resources, Corporate Governance, Human Resources and Compensation, Public Reporting, Government Relations and Shareholder Communications
Board/Committee Membership		Attendance
Board		12 of 12	100%
Securities held as at December 31, 2012
Options	Common Shares	Total Value of Common Shares
2,300,000	2,868,353	$37,604,107 (1)

(1)	Calculated using the market price of our shares on the TSX on December 31, 2012 ($13.11).

C. Noel Dunn Massachusetts, USA		Age: 53 Independent Director since October 22, 2010
Noel Dunn is our Lead Director and Chair of our Compensation and Corporate Governance Committee.

In September 2011, Mr. Dunn became the Managing Director of Liberty Mining & Metals, a subsidiary of Liberty Mutual Investments.  Mr. Dunn was a partner of private equity partnership formed in 2009, backed by a European family office, which focused on investing in real estate, natural resources and other physical assets.  Prior to 2009, Mr. Dunn spent most of his career working in investment banking, primarily with Goldman Sachs managing a capital underwriting business in London, and in later years, with Bear Stearns and JP Morgan as a leader of their respective investment banking practices in mining and metals.

Area of Expertise
Accounting, Audit and Finance, Human Resources and Compensation, Corporate Governance, Shareholder Communications and Public Reporting
Board/Committee Membership		Attendance
Board Audit Compensation and Corporate Governance		12 of 12 4 of 4 2 of 2	100% 100% 100%
Securities held as at December 31, 2012
Options	Common Shares	Total Value of Common Shares
290,000	100,000	$1,311,000 (1)

(1)	Calculated using the market price of our shares on the TSX on December 31, 2012 ($13.11).

Ross A. Mitchell British Columbia, Canada	Age: 64 Independent Director since October 22, 2010
Ross Mitchell is the Chair of our Audit Committee.

Mr. Mitchell was Vice President, Finance of Silver Standard from 1996 until his retirement in 2007. He formed his own holding company in 2008 which invests in various publicly traded companies and real estate.

Mr. Mitchell earned a Bachelor of Commerce Degree from the University of British Columbia in 1971 and earned his Chartered Accountant designation from the Institute of Chartered Accountants of British Columbia in 1973.

Area of Expertise
Accounting, Audit and Finance, International and Business Tax, Human Resources and Compensation, Corporate Governance, Information Systems and Public Reporting
Board/Committee Membership		Attendance
Board Audit Compensation and Corporate Governance		12 of 12 4 of 4 2 of 2	100% 100% 100%
Securities held as at December 31, 2012
Options	Common Shares	Total Value of Common Shares
255,000	102,500	$1,343,775 (1)

(1)	Calculated using the market price of our shares on the TSX on December 31, 2012 ($13.11).

Joseph J. Ovsenek British Columbia, Canada		Age: 54 Non-Independent Director since December 21, 2010
Joseph Ovsenek is our Vice President and Chief Development Officer.

Prior to joining us in January 2011, Mr. Ovsenek served as Senior Vice President, Corporate Development of Silver Standard from September 2009 to January 2011 and Senior Vice President, Corporate of Silver Standard from February 2003 to September 2009.

Mr. Ovsenek graduated from the University of British Columbia with a Bachelor of Applied Science degree in Mechanical Engineering in 1983 and from the University of Toronto with a Bachelor of Laws degree in 1989. Mr. Ovsenek is a registered member of the Association of Professional Engineers and Geoscientists of British Columbia.

Area of Expertise
Finance, Corporate Governance, Mergers and Acquisitions, Human Resources and Compensation, Information Systems, Public Reporting, Community & Government Relations and Shareholder Communications
Board/Committee Membership		Attendance
Board		12 of 12	100%
Securities held as at December 31, 2012
Options	Common Shares	Total Value of Common Shares
1,300,000	125,575	$1,646,288 (1)

(1)	Calculated using the market price of our shares on the TSX on December 31, 2012 ($13.11).

Tom S.Q. Yip Colorado, USA		Age: 55 Director since February 15, 2011 (Independent Director since September 1, 2011)
Tom Yip is the Chief Financial Officer of International Tower Hill Mines Ltd.  Prior to joining ITH, Mr. Yip was the Vice President, Finance and Chief Financial Officer of Silver Standard from July 2007 until August 2011.  Mr. Yip was the Vice-President and Chief Financial Officer at Asarco, LLC from May 2006 to June 2007.

Mr. Yip is a chartered accountant and holds a Bachelor of Commerce Degree in Business Administration from the University of Alberta.

Area of Expertise
Accounting, Audit and Finance, International and Business Tax, Human Resources and Compensation, Corporate Governance, Information Systems and Public Reporting
Board/Committee Membership		Attendance
Board Audit		12 of 12 4 of 4	100% 100%
Securities held as at December 31, 2012
Options	Common Shares	Total Value of Common Shares
220,000	40,000	$524,400 (1)

(1)	Calculated using the market price of our shares on the TSX on December 31, 2012 ($13.11).

George Paspalas British Columbia, Canada	Age:50 Proposed Director
George Paspalas  is the President and Chief Executive Officer of Aurizon Mines Ltd. (since August 2011)

From 2007 to 2010, Mr. Paspalas was the Chief Operating Officer of Silver Standard Resources Inc.  Prior to that, Mr. Paspalas held senior management positions with Placer Dome Inc., including Executive Vice-President and Senior Vice President Projects - Technical Development and as President and Chief Executive Officer of Placer Dome Africa.

During his career, Mr. Paspalas has been responsible for: constructing and operating complex open pit and underground mines in South Africa, Tanzania, Australia, South America and Canada; evaluating and negotiating project acquisitions; communicating operational performance and development plans and progress to the investment community; mitigating mining project risk and improving safety and site environmental performance; developing strategic community partnerships; managing government affairs relating to permitting or operating activities; negotiating commercial concentrate contracts; and improving operational performance.

Mr. Paspalas earned a Bachelor of Engineering (Chemical) degree with Honours from the University of New South Wales in 1984.

Area of Expertise
Construction – mining, Operations and Development – mining, Mergers and Acquisitions
Board/Committee Membership	Attendance
N/A

To the best of management’s knowledge, other than described herein, no proposed director is, or has been within the last ten years, a director or executive officer of any company that:

(a)
while that person was acting in that capacity was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(b)
after the director or executive officer ceased to be a director or executive officer, was the subject of a cease trade or similar order or an order which resulted from an event that happened while the director acted in that capacity that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(c)
while that person was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

To the best of management’s knowledge, no proposed director has, within the ten years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

None of our directors has been subject to (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

EXECUTIVE COMPENSATION

Named Executive Officers

Set out below are particulars of compensation paid to the following persons (the “Named Executive Officers”):

(a)	our chief executive officer (“CEO”);

(b)	our chief financial officer (“CFO”);

(c)
each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000 for that financial year; and

(d)
each individual who would be a Named Executive Officer under paragraph (c) but for the fact that the individual was neither one of our executive officers nor acting in a similar capacity at the end of that financial year.

As at December 31, 2012, the end of our most recently completed financial year, we had five Named Executive Officers, whose names and positions held with us are set out in the summary compensation table below.

Compensation Discussion & Analysis

Compensation Philosophy and Principles

We recognize that people are our primary asset and our principal source of competitive advantage.  Our success depends upon attracting and retaining a group of highly qualified and motivated executives dedicated to our success and strong long-term performance.  As the mining industry is in a very competitive labour market and this situation may continue for the foreseeable future, achieving the appropriate compensation arrangements is critical for our success.

Our underlying philosophy in determining the compensation of our executives is to align the interest of our executives with those of our shareholders while ensuring that we attract and retain highly qualified individuals who are able to carry out our business objectives.

Comparative data for the following companies were evaluated after being accumulated from a number of external sources:  Detour Gold Corp., Osisko Mining Corporation, Rainy River Resources Ltd., Silver Standard Resources Inc. and Tahoe Resources Inc.  We selected these five development stage precious metal companies as our peer group on the basis that they are the direct competitors for the individuals we require to build our company into a significant precious metals producer.

There are four basic components to our executive compensation arrangements: base salary; short-term incentive award; long-term incentive compensation; and non-cash compensation.

Base Salary – Annual base salary is considered in the context of the total compensation package.  We must be competitive within the market place where we compete for talent.  Salary reviews will occur on an annual basis and base salary may be adjusted based on an individual’s evaluated performance as assessed by the Compensation and Corporate Governance Committee in discussion with the President and CEO.  As competition for skilled executive officers is intense, we expect that base salaries for additional executive officers will be determined by the market place.

Short-term Incentive – The objective of our short term incentive program is to motivate our executives to achieve, and reward their achievement of, our annual goals and objectives.  The program relies on the assessment of an individual’s performance by the President and CEO in light of the individual’s responsibilities.  Short term assessment awards will be determined by discussion amongst the Compensation and Corporate Governance Committee in consultation with our President and CEO without formal objectives, criteria or analysis.

Long-Term Incentive (LTI) – Our long term incentive awards program consists of stock options to purchase common shares.  Stock options are used to retain our Named Executive Officers while aligning their interests with those of our shareholders by providing an incentive to grow our company and increase the wealth of our shareholders, through an increase in our share price.  Our Compensation and Corporate Governance Committee has established a vesting schedule and option term focused on the retention of our Named Executive Officers and other employees.  Under this retention program, 25% of granted options vest every six months commencing on the date of grant, with options granted for a five year term, subject to certain conditions.

Non-cash Compensation – In addition to the programs outlined above, our executives will be eligible to participate in our provided health and wellness benefits, paid vacation and other perquisites.  We will review these benefits for competitiveness as we continue to grow.

Performance Graph

The following graph compares the monthly percentage change in our cumulative total shareholder return on our common shares against the cumulative total shareholder return of the S&P/TSX Composite Total Return Index from the completion of our IPO on December 21, 2010 to December 31, 2012.

From our IPO at $6.00 in December 2010 to December 31, 2012, we have provided significant shareholder value with a 116% increase in our share price.  Our market capitalization increased during that time by $739 million, representing a 146% increase over the 24 month period.

Our approach to compensation is closely tied to our goal of creating long-term shareholder value through consistent performance relative to our peers.  As our common shares only commenced trading on the TSX on December 21, 2010, we have limited trading history and added executive officers through the early part of 2011.  Since our initial public offering in December 2010, we have not awarded any base salary increases to our Named Executive Officers.   For the period from December 21, 2010 to December 31, 2011, short term incentive awards and long term incentive awards increased for our Named Executive Officers with the trend for the period of the above graph.  In December 2012, short term incentive awards and long term incentive awards decreased from the prior year for our Named Executive Officers against the trend for the period of the above graph.

We feel that our executive compensation policy is effective and supports a strong relationship between the compensation earned by the Named Executive Officers and the investment return of shareholders.

Named Executive Officer Compensation

Compensation for Robert A. Quartermain, our President and CEO, was negotiated between the Board and Mr. Quartermain prior to our initial public offering in December 2010.   In reaching agreement on compensation, discussion was had amongst the Board members with advice from legal counsel, based on industry standards at the time the Employment Agreement was entered into with Mr. Quartermain.  Mr. Quartermain’s compensation is comprised of a base salary, a short-term incentive award, a long-term incentive award and non-cash compensation.  Mr. Quartermain’s short-term incentive award is a term of his Employment Agreement and is based on the annual increase in our market capitalization.  As a short-term incentive award, he receives a cash payment equal to 0.25% of the annual increase in our market capitalization, provided the annual increase is greater than 10%.

Compensation for Peter de Visser, our CFO, was determined through negotiation between Mr. Quartermain and Mr. de Visser prior to our initial public offering in December 2010 and is comprised of a fee paid to Mr. de Visser’s management corporation, De Visser Management Ltd. and a long-term incentive award.  Mr. de Visser’s compensation was reviewed and subject to discussion by the Board, with advice from legal counsel, prior to its approval.

Compensation for Joseph Ovsenek, our Chief Development Officer was negotiated between Mr. Quartermain and Mr. Ovsenek prior to Mr. Ovsenek joining us in January 2011.  Mr. Ovsenek’s compensation was discussed amongst, and approved by, the Board members with advice from legal counsel, based on industry standards at the time we entered into an Employment Agreement with him.  Mr. Ovsenek’s compensation is comprised of a base salary, a short-term incentive award determined at the discretion of the Board, a long-term incentive award and non-cash compensation.

Compensation for Ken McNaughton, our Chief Exploration Officer was negotiated between Mr. Quartermain and Mr. McNaughton prior to Mr. McNaughton joining us in January 2011.  Mr. McNaughton’s compensation was discussed amongst, and approved by, the Board members with advice from legal counsel, based on industry standards at the time we entered into an Employment Agreement with him.  Mr. McNaughton’s compensation is comprised of a base salary, a short-term incentive award determined at the discretion of the Board, a long-term incentive award and non-cash compensation.

Compensation for Ian Chang, our Vice President, Project Development was negotiated between Mr. Quartermain and Mr. Chang prior to Mr. Chang joining us in April 2011.  Mr. Chang’s compensation was discussed amongst, and approved by, the Board members with advice from legal counsel, based on industry standards at the time we entered into an Employment Agreement with him.  Mr. Chang’s compensation is comprised of a base salary, a short-term incentive award determined at the discretion of the Board, a long-term incentive award and non-cash compensation.

Named Executive Compensation for 2012

Base salary for 2012 was negotiated for each of our Named Executive Officers at the time they negotiated their respective employment agreements.  For 2012, there were no increases in base salary for our Named Executive Officers.

For 2012, a short-term incentive award was paid to Mr. Quartermain in accordance with the terms of his Employment Agreement.  Short-term incentive awards paid to Mr. Ovsenek and Mr. McNaughton were determined by discussion amongst the Compensation and Corporate Governance Committee and in consultation with our President and CEO without formal objectives or criteria, but taking into account our share price performance over the year and the average and median short term incentive awards paid by our peer group.  Mr. Chang’s short-term incentive award was determined by our President and CEO without formal objectives, criteria or analysis.

In 2012, stock options were granted to our Named Executive Officers as a long-term incentive award.  The number of options granted to each of Mr. Quartermain, Mr. Ovsenek and Mr. McNaughton was reviewed by the Compensation and Corporate Governance Committee and approved by the Board, in consultation with our CEO through discussion, without formal objectives or criteria, but taking into account our share price performance over the year and the average and median long-term incentive awards paid by our peer group.  Mr. DeVisser’s and Mr. Chang’s long-term incentive awards were determined by discussion amongst the Compensation and Corporate Governance Committee and in consultation with our President and CEO without formal objectives, criteria or analysis.

No Named Executive Officer or director has purchased any financial instruments (such as prepaid variable forward contracts, equity swaps, collars, or units of exchange funds) designed to hedge or offset a decrease in the market value of the equity-based securities granted as compensation or held, directly or indirectly, by the Named Executive Officer or director.

Risks Associated with Compensation Practices

Our Board is aware of the fact that compensation practices can have unintended risk consequences.  The Board’s oversight of our strategic direction, budgetary process and expenditure limits are used to mitigate compensation policy risks.  As short-term incentive awards are determined at the discretion of the Board (other than for our President and CEO), the ability of an individual to target specific performance parameters to the detriment of our overall performance is limited, while long-term incentive awards align our management with our shareholders’ interest in our growth.  Our Compensation and Corporate Governance Committee (a) reviews our compensation policies to identify any practice that might encourage an employee to expose us to unacceptable risk and (b) has not identified any risks arising from our compensation policies and practices that could encourage a Named Executive Officer or other individual to take inappropriate or excessive risks.

Option-Based Awards

The granting of stock options to date has been based on discussion by our Compensation and Corporate Governance Committee in consultation with our CEO, taking into account market conditions for personnel.  Any amendments to our stock option plan will be proposed by our Compensation and Corporate Governance Committee in consultation with our executive officers.  Our Compensation and Corporate Governance Committee will then submit the proposed amendments to our Board of Directors for approval.  In granting stock options, our Compensation and Corporate Governance Committee takes into account previous option grants.

Compensation Governance

Our Compensation and Corporation Governance Committee is comprised of three independent directors: C. Noel Dunn, Chair, Ross A. Mitchell and John Smith.  Each member of the committee has the necessary experience to enable him to make decisions on the suitability of our compensation policies or practices. Their relevant experience is set out in their respective biographies under the heading “Election of Directors”.  The Compensation Committee’s responsibilities, powers and operation are described under the heading “Corporate Governance Disclosure – Compensation and Corporate Governance Committee”.

Summary Compensation Table

The following table is a summary of compensation paid to our Named Executive Officers for our three fiscal years.

Name and principal position	Year	Salary ($)	Option-based awards ($)(1)	Non-equity incentive plan compensation ($)		All other compensation ($)	Total compensation ($)
				Annual incentive plans	Long-term incentive plans
Robert Quartermain President and CEO	2010 2011 2012	13,746 400,000 400,000	5,574,470 1,861,158 2,315,693	N/A N/A N/A	N/A N/A N/A	11,320,513 (2) 1,505,650 455,691	16,908,729 3,766,808 3,171,384
Peter de Visser CFO	2010 2011 2012	18,100 96,000 96,000	655,820 248,154 231,569	N/A N/A N/A	N/A N/A N/A	Nil Nil Nil	673,920 344,154 327,569
Joseph Ovsenek Chief Development Officer	2010 2011 2012	N/A 300,000 300,000	N/A 3,787,740 1,543,795	N/A N/A N/A	N/A N/A N/A	N/A 300,000 250,000	N/A 4,387,740 2,093,795
Ken McNaughton Chief Exploration Officer	2010 2011 2012	N/A 300,000 300,000	N/A 3,787,740 1,543,795	N/A N/A N/A	N/A N/A N/A	N/A 300,000 250,000	N/A 4,387,740 2,093,795
Ian Chang Vice President, Project Development	2010 2011 2012	N/A 250,000 250,000	N/A 1,725,277 308,760	N/A N/A N/A	N/A N/A N/A	N/A 35,000 30,000	N/A 2,010,277 588,760

(1)	This amount is based on the fair value of the Option-based awards on their grant date and are valued using the Black-Scholes option pricing model.
(2)	The $11,320,513 relates to the conversion of a preferred share to 2,136,752 common shares of the Company.

Incentive Plan Awards

Outstanding Share-Based Awards and Option Based Awards

The following table sets out all option-based awards outstanding for each Named Executive Officer at December 31, 2012.  Our Named Executive Officers do not have any outstanding share-based awards.

Option-based Awards
Name	Number of securities underlying unexercised options (#)	Option Exercise price ($)	Option Expiration date	Value of unexercised in-the-money options(1) ($)
Robert A. Quartermain	1,700,000 300,000 300,000	6.00 11.78 13.70	12/21/2015 12/15/2016 12/12/2017	12,486,000
Peter J.A. de Visser	200,000 40,000 30,000	6.00 11.78 13.70	12/21/2015 12/15/2016 12/12/2017	1,475,200
Joseph Ovsenek	150,000 650,000 300,000 200,000	6.00 6.10 11.78 13.70	12/21/2015 01/28/2016 12/15/2016 12/12/2017	6,022,000
Ken McNaughton	150,000 650,000 300,000 200,000	6.00 6.10 11.78 13.70	12/21/2015 01/28/2016 12/15/2016 12/12/2017	6,022,000
Ian Chang	275,000 40,000 40,000	11.01 11.78 13.70	03/16/2016 12/15/2016 12/12/2017	630,700

(1)	Calculated based on the difference between the market price of our shares on the TSX on December 31, 2012 ($13.11) and the exercise price of the option.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out the value of incentive plan awards vested or earned during the year ended December 31, 2012.  Option-based awards are granted at the closing price of our common shares on the TSX on the day prior to the date of grant.  Options awarded vest one quarter every six months commencing on the grant date and have a five year term.

Name	Option-based awards – Value vested during the year ($)(1)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Robert A. Quartermain	12,386,250	N/A	N/A
Peter J.A. de Visser	1,461,900	N/A	N/A
Joseph Ovsenek	5,922,250	N/A	N/A
Ken McNaughton	5,922,250	N/A	N/A
Ian Chang	617,400	N/A	N/A

(1)	Calculated based on the difference between the market price of our shares on the TSX on December 31, 2012 ($13.11) and the exercise price of each vested option.

Termination and Change of Control Benefits

We have entered into an Employment Agreement with Robert A. Quartermain. The Employment Agreement is for an indefinite term and contains provisions regarding base salary, annual performance bonus, paid vacation time, eligibility for benefits and security based compensation.  Mr. Quartermain’s annual salary is $400,000 and his bonus is tied to our market capitalization such that he will receive 0.25% of the annual increase (if any) in our market capitalization, provided that such increase is 10% or more in the year.  Under the terms of Mr. Quartermain’s Employment Agreement, upon termination without cause, Mr. Quartermain would be entitled to receive twenty-four months of his base salary, twice his annual performance bonus calculated in accordance with the Employment Agreement as at the date of termination, and all un-vested stock options granted to Mr. Quartermain pursuant to the Stock Option Plan would immediately vest.  Any such compensation payable to Mr. Quartermain is required to be paid to him within five days of the termination of his employment.  The terms of the Employment Agreement relating to payment in connection with termination without cause were determined through negotiation between Mr. Quartermain and the Board, with advice from legal counsel, based on industry standards at the time the Employment Agreement was entered into with Mr. Quartermain.  The Employment Agreement also contains confidentiality provisions of indefinite application.  Mr. Quartermain is not entitled to compensation on resignation, retirement or termination for cause. In addition, Mr. Quartermain has agreed to give us at least three months’ notice in writing and to provide transition assistance as may be required if he wants to terminate his employment.

We have entered into an Employment Agreement with Joseph Ovsenek.  The Employment Agreement is for an indefinite term and contains provisions regarding base salary, annual performance bonus, paid vacation time, eligibility for benefits and security based compensation.  Mr. Ovsenek’s annual salary is $300,000 and his bonus is at the discretion of the Compensation and Corporate Governance Committee.  Under the terms of Mr. Ovsenek’s Employment Agreement, upon termination without cause, Mr. Ovsenek would be entitled to receive twenty-four months of his base salary, twice his annual performance bonus calculated in accordance with the Employment Agreement as at the date of termination, and all un-vested stock options granted to Mr. Ovsenek pursuant to the Stock Option Plan would immediately vest.  Any such compensation payable to Mr. Ovsenek is required to be paid to him within five days of the termination of his employment.  The terms of the Employment Agreement relating to payment in connection with termination without cause were determined through negotiation between Mr. Ovsenek and Mr. Quartermain and were discussed with and approved by the Compensation and Corporate Governance Committee, with advice from legal counsel, based on industry standards at the time the Employment Agreement was entered into with Mr. Ovsenek.  The Employment Agreement also contains confidentiality provisions of indefinite application. Mr. Ovsenek is not entitled to compensation on resignation, retirement or termination for cause. In addition, Mr. Ovsenek has agreed to give us at least three months’ notice in writing and to provide transition assistance as may be required if he wants to terminate his employment.

We have entered into an Employment Agreement with Ken McNaughton.  The Employment Agreement is for an indefinite term and contains provisions regarding base salary, annual performance bonus, paid vacation time, eligibility for benefits and security based compensation.  Mr. McNaughton’s annual salary is $300,000 and his bonus is at the discretion of the Compensation and Corporate Governance Committee.  Under the terms of Mr. McNaughton’s Employment Agreement, upon termination without cause, Mr. McNaughton would be entitled to receive twenty-four months of his base salary, twice his annual performance bonus calculated in accordance with the Employment Agreement as at the date of termination, and all un-vested stock options granted to Mr. McNaughton pursuant to the Stock Option Plan would immediately vest.  Any such compensation payable to Mr. McNaughton is required to be paid to him within five days of the termination of his employment.  The terms of the Employment Agreement relating to payment in connection with termination without cause were determined through negotiation between Mr. McNaughton and Mr. Quartermain and were discussed with and approved by the Compensation and Corporate Governance Committee, with advice from legal counsel, based on industry standards at the time the Employment Agreement was entered into with Mr. McNaughton.  The Employment Agreement also contains confidentiality provisions of indefinite application. Mr. McNaughton is not entitled to compensation on resignation, retirement or termination for cause. In addition, Mr. McNaughton has agreed to give us at least three months’ notice in writing and to provide transition assistance as may be required if he wants to terminate his employment.

We have entered into an Employment Agreement with Ian Chang.  The Employment Agreement is for an indefinite term and contains provisions regarding base salary, annual performance bonus, paid vacation time, eligibility for benefits and security based compensation.  Mr. Chang’s annual salary is $250,000 and his bonus is at the discretion of our President and Chief Executive Officer.  Under the terms of Mr. Chang’s Employment Agreement, upon termination without cause, Mr. Chang would be entitled to receive twenty-four months of his base salary, twice his annual performance bonus calculated in accordance with the Employment Agreement as at the date of termination, and all un-vested stock options granted to Mr. Chang pursuant to the Stock Option Plan would immediately vest.  Any such compensation payable to Mr. Chang is required to be paid to him within five days of the termination of his employment.  The terms of the Employment Agreement relating to payment in connection with termination without cause were determined through negotiation between Mr. Chang and our President and Chief Executive Officer.  The Employment Agreement also contains confidentiality provisions of indefinite application. Mr. Chang is not entitled to compensation on resignation, retirement or termination for cause. In addition, Mr. Chang has agreed to give us at least three months’ notice in writing and to provide transition assistance as may be required if he wants to terminate his employment.

The table below sets out the estimated incremental payments, payables and benefits due to the Named Executive Officers on termination without cause assuming termination on December 31, 2012.

Name	Base Salary(1) ($)	Bonus ($)	Option-Based Awards (2) ($)	All Other Compensation ($)	Total ($)
Robert A. Quartermain	800,000	911,382 (3)	12,486,000	Nil	14,197,382
Joseph Ovsenek	600,000	500,000 (4)	6,022,000	Nil	7,122,000
Ken McNaughton	600,000	500,000 (4)	6,022,000	Nil	7,122,000
Ian Chang	500,000	60,000 (4)	630,700	Nil	1,190,700

(1)	24 months’ base salary.
(2)
Assumes the vesting of all outstanding options and is calculated based on the difference between the market price of our shares on the TSX on December 31, 2012 ($13.11) and the exercise price of each option.

(3)
Mr. Quartermain’s bonus is calculated as 0.25% of the annual increase (if any) in our market capitalization, provided that such increase is 10% or more in the year, calculated based on the difference between the volume weighted average price of our shares on the TSX for the ten days trading days up to and including December 31, 2012 ($13.26) and for that same period ended December 31, 2011 ($12.38).

(4)	Twice the annual performance bonus.

Director Compensation

2012 Director Compensation Table

The following table sets out all amounts of compensation provided to our directors, other than Robert A. Quartermain our President and Chief Executive Officer and Joseph Ovsenek, our Chief Development Officer, for the year ended December 31, 2012.

Name	Fees earned ($)	Option-based awards (1) ($)	All other compensation ($)	Total ($)
C. Noel Dunn	47,500	308,760	Nil	356,260
Ross A. Mitchell	32,500	270,165	Nil	302,665
John Smith	Nil (2)	231,570	Nil	231,570
Tom Yip	25,000	231,570	Nil	256,570

(1)	This amount is based on the fair value of the Option-based awards on their grant date and are valued using the Black-Scholes option pricing model.
(2)	As a representative of Silver Standard, no directors’ fees were paid to Mr. Smith.

The following table provides a breakdown of fees earned by our directors, other than Robert Quartermain our President and Chief Executive Officer and Joseph Ovsenek, our Chief Development Officer, for the year ended December 31, 2012.

Name	Retainer Fee ($)	Committee Retainer Fee ($)	Committee Chair Retainer Fee ($)	Lead Director/Board Chair Fee ($)	Total Fees Earned ($)
C. Noel Dunn	25,000	Nil	2,500	20,000	47,500
Ross A. Mitchell	25,000	Nil	7,500	Nil	32,500
John Smith (1)	Nil	Nil	Nil	Nil	Nil
Tom Yip	25,000	Nil	Nil	Nil	25,000

(1)	As a representative of Silver Standard, no directors’ fees were paid to Mr. Smith.

The Compensation and Corporate Governance Committee will review Board compensation on an annual basis and recommend revisions to the annual retainers paid to the Board of Directors when warranted in the circumstances.  In addition, the Board of Directors may award special remuneration to any director undertaking any special services on our behalf other than services ordinarily required of a director.

Outstanding Option Based Awards

The following table sets out all option-based awards outstanding for each of our directors, other than Robert A. Quartermain our President and CEO and Joseph Ovsenek, our Chief Development Officer, as at December 31, 2012.

Option-based awards are granted at the closing price of our common shares on the TSX on the day prior to the date of grant.  Options awarded vest one quarter every six months commencing on the grant date and have a five year term.

Option-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(1) ($)
C. Noel Dunn	200,000 50,000 40,000	6.00 11.78 13.70	12/21/2015 12/15/2016 12/12/2017	1,488,500
Ross A. Mitchell	175,000 45,000 35,000	6.00 11.78 13.70	12/21/2015 12/15/2016 12/12/2017	1,304,100
John Smith	150,000 40,000 30,000	6.00 11.78 13.70	12/21/2015 12/15/2016 12/12/2017	1,119,700
Tom Yip	150,000 40,000 30,000	11.01 11.78 13.70	03/16/2016 12/15/2016 12/12/2017	368,200

(1)	Calculated based on the difference of the market price of our shares on the TSX on December 31, 2012 ($13.11) and the exercise price of each option.

Incentive Plan Awards - Value Vested or Earned During the Year

The following table sets out the value of incentive plan awards for each of our directors, other than Robert A. Quartermain our President and CEO and Joseph Ovsenek our Chief Development Officer, vested or earned during the year ended December 31, 2012.  Options awarded vest one quarter every six months commencing on the grant date and have a five year term.

Name	Option-based awards – Value vested during the year(1) ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
C. Noel Dunn	1,471,875	N/A	N/A
Ross A. Mitchell	1,289,138	N/A	N/A
John Smith	1,106,400	N/A	N/A
Tom Yip	354,900	N/A	N/A

(1)	This amount is based on the fair value of the Option-based award on their grant date and are valued using the Black-Scholes option pricing model.

SECURITIES AUTHORISED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out information as at December 31, 2012 with respect to compensation plans under which our equity securities are authorized for issuance.

Plan Category	No. of Securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights ($) (b)	Number of securities remaining available for future issuances under equity compensation plans (excluding securities reflected in (a) (c)
Equity compensation plans approved by securityholders	8,541,950	9.13	940,814
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	8,541,950	9.13	940,814

INTEREST OF CERTAIN PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed herein or in our Annual Information Form dated March 18, 2013, since the commencement of the Company’s most recently completed financial year, no informed person of the Company, nominee for director or any associate or affiliate of an informed person or nominee, had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

An “informed person” means: (a) a director or executive officer of the Company; (b) a director or executive officer of a person or company that is itself an informed person or subsidiary of the Company; (c) any person or company who beneficially owns, directly or indirectly, voting securities of the Company or who exercises control or direction over voting securities of the Company or a combination of both carrying more than 10% of the voting rights other than voting securities held by the person or company as underwriter in the course of a distribution; and (d) the Company itself, if and for so long as it has purchased, redeemed or otherwise acquired any of its shares.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as disclosed herein, no Person has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting other than the election of directors or the appointment of auditors.  For the purpose of this paragraph, “Person” shall include each person or company: (a) who has been a director or executive officer of the Company at any time since the commencement of the Company’s last financial year; (b) who is a proposed nominee for election as a director of the Company; or (c) who is an associate or affiliate of a person or company included in subparagraphs (a) or (b).

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at the date of this Information Circular, no executive officer, director, employee or former executive officer, director or employee of the Company or any of its subsidiaries is indebted to the Company, or any of its subsidiaries, nor are any of these individuals indebted to another entity which indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company, or any of its subsidiaries.

CORPORATE GOVERNANCE DISCLOSURE
STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Our Compensation and Corporate Governance Committee is responsible for reviewing our overall governance principles and governance issues that arose during the course of 2012.  National Instrument 58-101 - Disclosure of Corporate Governance Practices requires each reporting issuer to disclose its corporate governance practices on an annual basis.  The following describes our corporate governance practices.

Board of Directors

Section 1.4 of National Instrument 52-110 - Audit Committees (“NI 52-110”) sets out the standard for director independence.  Under NI 52-110, a director is independent if he or she has no direct or indirect material relationship with us.  A material relationship is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director’s independent judgment. NI 52-110 also sets out certain situations where a director will automatically be considered to have a material relationship with us.

Applying the definition set out in NI 52-110, four of the six members of the Board were independent.  The members who were independent in 2011 were C. Noel Dunn, Ross A. Mitchell, John Smith and Tom Yip.  Robert A. Quartermain was not independent by virtue of the fact that he was our President and Chief Executive Officer and Joseph Ovsenek is not independent by virtue of the fact that he is our Chief Development Officer.  As a result, the majority of our directors were independent in 2012.

Independent directors will hold regularly scheduled, and ad hoc, meetings at which non-independent directors and members of management are not in attendance.  At each regularly scheduled Board meeting, the independent directors will hold an in camera session.  Mr. Dunn, an independent director, is our Lead Director and acts as chair of meetings of the independent members of the Board and acts as the liaison between management and the Board.

In addition to their positions on our Board, the following directors also serve as directors of the following reporting issuers or reporting issuer equivalent(s):

Name of Director	Reporting Issuer(s) or Equivalent(s)
Robert A Quartermain	Primero Mining Corp.
C. Noel Dunn	Pan American Silver Corp., Alderon Iron Corp.
John Smith	Silver Standard Resources Inc.

Interlocking Boards

None of our directors currently serve together on the Board of any other company.

Attendance of Directors at Board and Committee Meetings

During the year ended December 31, 2012, the Board of Directors held a total of twelve meetings.  The attendance record of the directors at such meetings is as follows:

Summary of Attendance of Directors at Meetings
Directors	Board Meetings (12 Meetings)	Independent Director Meetings (12 Meetings)	Audit Committee Meetings (4 Meetings)	Compensation and Corporate Governance Committee Meetings (2 Meetings)
Robert A. Quartermain	12 of 12 100%	-	-	-
Joseph J. Ovsenek	12 of 12 100%	-	-	-
C. Noel Dunn	12 of 12 100%	12 of 12 100%	4 of 4 100%	2 of 2 100%
Ross A. Mitchell	12 of 12 100%	12 of 12 100%	4 of 4 100%	2 of 2 100%
John Smith	11 of 12 92%	11 of 12 92%	-	2 of 2 100%
Tom Yip	12 of 12 100%	12 of 12 100%	4 of 4 100%	-
Overall Attendance Rate	98%	98%	100%	100%

Position Descriptions

The Board has developed written position descriptions for the Lead Director.  The Board also requires that each chair of a Committee, among other things, ensures (i) effective functioning of the Committee, (ii) responsibilities of the Committee are well understood and (iii) that Board functions, delegated to the Committees are carried out.

Robert A. Quartermain will serve as Chairman of the Board, and will be responsible for leading the Board in the performance of its duties and discharging its responsibilities in an effective manner and setting the Board’s agenda to enable it to successfully carry out its duties. The Chairman will preside at meetings of the Board and the shareholders.

The Board has developed a written position description for the CEO, which sets out his specific duties and responsibilities.  Generally, the CEO, who must be appointed by the Board and is directly accountable to the Board, is responsible for management of the day-to-day operation of our business and, amongst other things, has primary accountability for our profitability and growth and responsibility for reviewing and implementing strategies, budgeting and monitoring performance against budget and identifying opportunities and risks.

Orientation and Continuing Education

All of our directors have either been with us since incorporation on October 22, 2010 or are (were) nominees of Silver Standard, our major shareholder, and are well acquainted with our projects and business.  Each of our directors was nominated to our Board for his respective area of expertise.  By using a Board of Directors composed of experienced professionals with a wide range of financial, exploration and business expertise, we ensure that the Board operates effectively and efficiently.

All of the directors are actively involved in their respective areas of expertise and have full access to our management.  During 2013, we plan on providing continuing education for directors on an ad hoc basis in respect of issues that are necessary for them to understand their obligations as directors, information sessions on relevant corporate issues including short, medium and long-term corporate objectives, business risks and mitigation strategies and strategic planning meetings with management.  In addition, our directors visited our Brucejack project in 2012 and will do so again in 2013.

In order to assist in the flow of information to our Board, we are examining the benefits of adopting an electronic Board portal.  A Board portal will also facilitate the provision of resources to the Board.  If and when a new director is added to our Board, they will have the opportunity to become familiar with us by meeting with other directors and with our officers and employees, and reviewing our policies and other resources contained in the Board portal.

The Compensation and Corporate Governance Committee will review, approve and report to the Board on plans for the ongoing development of existing Board members including the provision of continuing education opportunities for all directors, so that individuals may maintain or enhance their skills and abilities as directors, as well as to ensure their knowledge and understanding of our business remains current.

Ethical Business Conduct

The Board of Directors has adopted a Code of Conduct, which has been filed on SEDAR and is available on our website at www.pretivm.com.

Annual certification is required by each of our directors, officers and employees acknowledging his or her respective obligations under the Code of Conduct.

No material change report has been filed that pertains to any conduct of a director or executive officer that constitutes a departure from the Code.

Under the Code, members of the Board and executive officers will be required to disclose any conflict of interest or potential conflict of interest to the entire Board, and in respect of Board members, to any committee on which they serve. Directors are to excuse themselves from participation in any decision of the Board or a committee thereof in any matter in which there is a conflict of interest or potential conflict of interest. However, if the Board determines that a potential conflict of interest cannot be cured, the individual will be asked to resign from their position with us.

The Board advocates a high standard of integrity for all of us and its members.  As part of its responsibility for our stewardship, the Board seeks to foster a culture of ethical conduct by requiring us to carry out our business in line with high business and moral standards and applicable legal and financial requirements.  In this regard, the Board has, among other things, established the following: a Compensation and Corporate Governance Committee and a Code of Conduct.  The Board requires all directors, officers and employees to acknowledge having read and understood annually the Code of Conduct, and encourages management to consult with legal and financial advisors to confirm we are meeting our requirements.

The Compensation and Corporate Governance Committee is responsible for assisting the Board in dealing with conflict of interest issues as contemplated by the Code, reviewing and updating the Code periodically, reviewing the system that management will establish to enforce the Code and reviewing management’s monitoring of our compliance with the Code.

The Board is also committed to best practices in making timely and accurate disclosure of all material information and providing fair and equal access to material information. The Board has adopted a written Corporate Disclosure and Trading Policy to set guidelines for us and our directors, officers, employees and consultants in respect of satisfying the legal and ethical obligations related to the proper and effective disclosure of corporate information and the trading of securities with that information.  The Board has also adopted a Whistle Blower Policy to set out the procedures for receiving, handling and retaining of complaints regarding improper activities, as well as for employees and others to submit confidential anonymous concerns regarding improper activities, including questionable accounting, auditing or other matters.

Nomination of Directors

The Compensation and Corporate Governance Committee has the responsibility of, among other things, recommending to the Board, on an annual basis, nominees for election as directors for the next annual meeting of shareholders and nominees for appointment to Committees of the Board and analyzing the needs of the Board when vacancies arise on the Board and recommending nominees who meet such needs.

The Compensation and Corporate Governance Committee is comprised of C. Noel Dunn, Chair, Ross A. Mitchell, and John Smith.  All members of the Compensation and Corporate Governance Committee are independent.  In reviewing potential candidates, the Compensation and Corporate Governance Committee will review the competencies of and skills of potential candidates against those that the Committee considers the Board as a whole should possess.  This assessment involves the exercise of the Compensation and Corporate Governance Committee’s independent judgment regarding potential candidate qualifications, skills and experience, with a view to the effective functioning of the Board.  Any new appointees or nominees to the Board have a favourable track record in general business management, special expertise in areas of strategic interest to us, the ability to devote the time required and a willingness to serve as a director.  The Committee may retain external consultants or advisors to conduct searches for appropriate potential director candidates if necessary.  On this basis, the Committee makes recommendations to the Board regarding potential director candidates.

We have implemented a majority voting policy for directors.  Information on the majority voting for directors is set out in this Information Circular under the heading Majority Voting for Directors.

Board Mandate

The mandate of our Board is to supervise the management of our business and affairs and in doing so to act honestly and in good faith with a view to our best interests and to exercise the care, diligence and skill that a reasonably prudent individual would exercise in comparable circumstances. In accordance with its mandate, our Board will, among other things:

•	review and approve strategic plans prepared or updated by management on an annual basis and monitor annual programs in relation to strategic plans;

•	review and approve programs and budgets for each fiscal year and monitor progress of programs and budgets against approved objectives;

•	monitor the integrity of our financial statements;

•	monitor our compliance with legal and regulatory requirements;

•	monitor and evaluate the performance of management, establish compensation programs and succession planning and determine compensation of the CEO and senior management;

•	oversee management’s implementation of environmental, community and health and safety policies and programs;

•	assist management in identifying our principal business risks; and

•	oversee management in implementing the required systems and policies to manage our business in accordance with all regulatory requirements and in the best interests of our shareholders.

The text of our Board mandate is attached hereto as Appendix A.

In order to assist the Board of Directors in carrying out its mandate, the Board of Directors has established two committees:

1.	Audit Committee, which carries out its functions in accordance with the Audit Committee Charter; and

2.	Compensation and Corporate Governance Committee, which carries out its functions in accordance with the Compensation and Corporate Governance Committee Charter.

Their mandates and memberships are outlined below.  All committee charters are reassessed annually by each respective committee.  All committee charters are posted on our website www.pretivm.com.

Audit Committee

The Audit Committee will meet with our CEO and CFO and the independent auditors to review and inquire into matters affecting financial reporting, the system of internal accounting and financial controls and procedures and the audit procedures and audit plans. The Audit Committee will also recommend to the Board the auditors to be appointed, subject to shareholder approval. In addition, the Audit Committee will review and recommend to the Board for approval the annual financial statements, the annual report and certain other documents required by regulatory authorities.

The Chair of the Audit Committee will be generally responsible for overseeing the Audit Committee in its responsibilities as outlined in the Audit Committee Charter. The Chair’s duties and responsibilities will include presiding at each meeting of the Audit Committee, referring specific matters to the Board in the case of a deadlock on any matter or vote, receiving and responding to all requests for information from us or the independent auditors, leading the Audit Committee in discharging its tasks and reporting to the Board on the activities of the Audit Committee.

The Audit Committee is composed of Ross A. Mitchell, Chair, C. Noel Dunn and Tom S.Q. Yip, all of whom are independent and financially literate as such terms are defined in NI 52-110.

National Instrument 52-110 Audit Committees of the Canadian securities administrators requires our Audit Committee to meet certain requirements. It also requires us to disclose certain information regarding the Audit Committee. The required information has been disclosed in our Annual Information Form for the fiscal year ended December 31, 2012, which has been filed on SEDAR (see “Additional Information” at the end of this Information Circular).

Compensation and Corporate Governance Committee

The main responsibilities of the Compensation and Corporate Governance Committee are to discharge the Board’s responsibilities relating to compensation and benefits of our executive officers and directors and to assist the Board in fulfilling its responsibilities with respect to oversight of corporate governance matters. The Board has adopted a written Compensation and Corporate Governance Committee Charter which provides that the Compensation and Corporate Governance Committee is responsible for:

•	evaluating the CEO’s performance and setting the CEO’s compensation level based on that performance;

•	reviewing and approving on an annual basis the adequacy and form of compensation and benefits of all other executive officers and directors and making recommendations to the Board in that regard;

•
making recommendations to the Board with respect to our incentive compensation and equity-based plans and determining the recipients of, and nature and size of share compensation awards, bonuses and inducement grants;

•	developing and recommending to the Board corporate governance guidelines;

•
reviewing the performance of the Board, Board members, Board committees and management; and identifying individuals qualified to become Board and Board committee members and recommending such nominees to the Board for election or appointment.

In addition, the Compensation and Corporate Governance Committee reviews our compensation policies to identify any practice that might encourage an employee to expose us to unacceptable risk.

Pursuant to the written Compensation and Corporate Governance Committee Charter, all members will need to have a working familiarity with corporate governance practices.

The CEO may not be present during the Compensation and Corporate Governance Committee’s voting or deliberations.

The Compensation and Corporate Governance Committee reviews the compensation of the President and CEO and the senior officers on an annual basis.  Detailed disclosure about Executive Compensation can be found in this Information Circular under the heading Executive Compensation.

Assessments

The Compensation and Corporate Governance Committee will regularly review the time required from non-executive directors to perform their functions and assesses whether they are satisfying those time requirements. It will receive comments from all directors as to the Board’s performance, will be responsible for overseeing the execution of a process assessing the effectiveness of the Board and the Board committees as a whole, with particular reference to the Mandate of the Board and appropriate committee charters, where applicable. It will be required to report annually to the Board on such assessments.

APPOINTMENT AND REMUNERATION OF AUDITOR

Shareholders will be asked to approve the re-appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as our auditor to hold office until the next annual general meeting of the shareholders at remuneration to be fixed by the directors.

The persons named in the enclosed Proxy will vote for the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, of Vancouver, British Columbia, as our auditor to hold office until the next annual general meeting of the shareholders, at a remuneration to be fixed by the directors.   PricewaterhouseCoopers LLP, has served as our auditor since October 24, 2010.

AMENDMENTS TO AND RENEWAL OF STOCK OPTION PLAN

The Company has a “rolling” incentive stock option plan (the “Plan”). The maximum aggregate number of common shares issuable pursuant to options awarded under the Plan and outstanding from time to time may not exceed 10% of the issued and outstanding common shares from time to time.

As the number of issued and outstanding common shares increases, the Company may increase the number of shares reserved for issuance, upon application to the TSX. The Plan automatically makes exercised options available for subsequent grants under the Plan and provides for the reservation and issuance of additional common shares pursuant to such options. Pursuant to certain rules of the TSX, the Plan needs to be renewed by shareholders and the unallocated options available thereunder must be approved every three years, failing which no further options may be awarded under the Plan. The Plan is therefore being submitted to shareholders at the Meeting for these purposes.

As at the date of this Information Circular, options to purchase 8,561,950 common shares (8.87% of the Company’s current outstanding capital) are outstanding and 1,085,669 common shares (1.13% of the Company’s current outstanding capital) are available for future option awards under the Plan.

In addition to asking shareholders to approve the renewal of the Plan, management is recommending that the Plan be amended to clarify the Company’s ability to either (i) make appropriate tax withholdings from payments of employment income to optionholders; or (ii) require an optionholder to pay or reimburse the Company, for any for any taxes which are required in the opinion of the Company to be withheld and remitted by it in respect of such optionholders options.  Certain minor amendments have also been made to reflect the Company’s dual listing on the New York Stock Exchange

The Board believes that the proposed amendments to the Plan are necessary and in the best interests of the Company and its shareholders.  The Board of Directors approved the amendments to the Plan on April 5, 2013, subject to acceptance by the TSX and shareholder approval. No other material terms or conditions of the Plan have been amended. A copy of the Plan, as amended, is attached hereto as Appendix B.

If shareholders do not approve the renewal of the Plan at this Meeting, all unallocated options will be cancelled and the Company will not be permitted to award further options under the Plan. All outstanding options under the Plan will continue unaffected.

Summary of the Plan

The following is a summary of the principal terms of the Plan, including the proposed amendments.

The purpose of our Stock Option Plan is to attract and retain superior directors, officers, advisors, employees and other persons or companies engaged to provide us with ongoing services, to provide an incentive for such persons to put forth maximum effort for our continued success and growth, and to closely align the personal interests of our directors, officers, advisors, employees and other persons or companies with those of our shareholders by providing them with the opportunity, through the grant of options, to acquire our common shares.

Options may be granted to any of our directors, senior officers, employees, or permitted consultants or any of our subsidiaries. The maximum number of our shares that may be reserved for issuance pursuant to options granted under the Stock Option Plan shall not exceed 10% of our issued and outstanding shares on a non-diluted basis at any time. The total number of shares that may be reserved for issuance to any one person pursuant to options granted under the Stock Option Plan in any one year shall not exceed 5% of our shares issued and outstanding on a non-diluted basis on the date of the grant of the options. The maximum number of shares that may be reserved for issuance pursuant to options granted under the Stock Option Plan to insiders, together with the number of shares reserved for issuance to such insiders under any other previously established or proposed share compensation arrangements of the Company, shall not exceed 10% of our shares outstanding on a non-diluted basis at the grant date of the options.

The maximum number of shares which may be issued to our insiders within any one-year period pursuant to options granted under the Stock Option Plan, when taken together with the number of shares issued to such insiders under any other previously established or proposed share compensation arrangements of the Company, shall not exceed 10% of our shares outstanding on a non-diluted basis at the end of such period.

No more than 2% of the total number of our issued and outstanding shares may be issuable to any individual insider or consultant, within a one-year period pursuant to options granted under the Stock Option Plan, when taken together with the number of shares issuable to such insider or consultant under any other previously established or proposed share compensation arrangements of the Company.

No more than 1% of the total number of issued and outstanding shares may be issuable to the non-employee directors, as a group, within a one-year period pursuant to options granted under the Stock Option Plan, when taken together with the number of shares issuable to such directors under any other previously established or proposed share compensation arrangements of the Company.

 The Board shall determine the number of options to be granted, the option price applicable to each option and vesting conditions, if any, and any other terms and conditions at the time of each grant of options. The option period of an option commences on the date of grant and expires on the fifth anniversary of such date. The option price of any option shall not be less than the last daily closing price per common share on the TSX on the trading day immediately preceding the grant date of such option.

Vested options may be exercised at any time during the applicable option period. Options are non-transferable and non-assignable.  Optionees who are terminated without cause following a change of control, as defined in the Stock Option Plan, shall have 90 days from the date of such termination to exercise any vested exercisable options granted under the Stock Option Plan.  Optionees will have 60 days from the date on which their employment is terminated due to retirement, disability or redundancy, as defined in the Stock Option Plan, to exercise any option granted to the extent that such option was exercisable and had vested on the date of such termination.  In the event of the death or disability of an optionee, any vested option held as at the date of death is exercisable at any time up 365 days after the date of death or disability.  No option shall be exercisable following the expiration of the applicable original option period however, if an option expires during a period in which we have imposed a trading black-out period to restrict trades in our securities, the option will expire ten business days after we have lifted the black-out period.  Options held by an individual who ceases to be employed for cause will lapse and become null and void immediately upon such termination.

If we amalgamate, consolidate or combine with or merge with or into another body corporate, whether by way of amalgamation, statutory arrangement or otherwise (a “Business Combination”), any share received on the exercise of an option shall be converted into the securities, property or cash which the optionee would have received upon such Business Combination if the optionee had exercised his or her option immediately prior to the effective date of such Business Combination and the option price shall be adjusted as may be deemed necessary or fair and equitable by the Board.  If (a) because of a proposed Business Combination (such as an amalgamation, consolidation or combination with or merger with or into another body corporate, whether by way of amalgamation, statutory arrangement or otherwise) the exchange or replacement of the shares or those in another company is imminent, or (b) a take-over bid to purchase all of our shares is made by a third party, the Board may, in a fair and equitable manner, determine the manner in which all unexercised option rights granted under the Stock Option Plan shall be treated including, for example, requiring the acceleration of the time for the exercise of such rights by the optionees and of the time for the fulfillment of any conditions or restrictions on such exercise (including without limitation, vesting requirements).

Our Board of Directors may, from time to time, subject to approval, if required, of the TSX or any other applicable regulatory body, suspend or terminate the Stock Option Plan.  In certain circumstances, the Board may, subject to regulatory approval, amend or revise the terms of the Stock Option Plan or any option without obtaining shareholder approval, provided that, in the case of any option, no such amendment or revision may, without the consent of the optionee, materially decrease the rights or benefits accruing to such optionee or materially increase the obligations of such optionee, as follows: a) amendments of a “housekeeping” nature including, but not limited to, of a clerical, grammatical or typographical nature; b) to correct any defect, supply any information or reconcile any inconsistency in the Stock Option Plan in such manner and to such extent as shall be deemed necessary or advisable to carry out the purposes of the Stock Option Plan; c) a change to the vesting provisions of any option or the Stock Option Plan; d) amendments to reflect any changes in requirements of any regulator or stock exchange to which we are subject; e) a change to the termination provisions of an option which does not result in an extension beyond the original option period; f) in the case of any option, the substitution of another award of the same or different type; g) in the case of any option, such amendments or revisions to the adjustment provisions of the Stock Option Plan; h) amendments to the definition of change of control; i) the addition of a cashless exercise feature, payable in cash or our securities; and j) a change to the class of eligible persons that may participate under the Stock Option Plan. In all other circumstances, we will require shareholder approval to amend the Stock Option Plan.

Voting Requirements

The Stock Option Plan must be confirmed by a majority of the votes cast by Shareholders in person or by proxy at the Meeting.  At the Meeting, Shareholders will be asked to consider, and if thought fit, pass a resolution in substantially the following form:

RESOLVED THAT:

1.
the amendment and adoption of the Company’s Stock Option Plan dated April 5, 2013 (the “Plan”) in the form attached to the information circular of the Company in respect of the Annual and Special Meeting of the Company to be held on May 10, 2013 (the “Meeting”) be and is hereby approved, confirmed and ratified;

2.	the renewal of the of the Plan, as amended, be and is hereby approved and all unallocated options issuable pursuant to the Plan, as amended, are hereby authorized, approved, confirmed and ratified;

4.	the Board be and is hereby authorized to reserve a sufficient number of common shares to satisfy the requirements of the Plan, as amended;

5.	the Board be and is hereby authorized to grant options under the Plan, as amended, until May 10, 2016, being the date that is three years from the Meeting date; and

6.
any one or more of the directors or senior officers of the Company be and is hereby authorized and directed to perform all such acts, deeds and things and execute, under the seal of the Company, or otherwise, all such documents and other writings, including treasury orders, as may be required to give effect to the true intent of these resolutions.

In the absence of contrary instructions, the persons named in the accompanying form of proxy intend to vote the Shares represented thereby in favour of the ordinary resolution approving and ratifying the Stock Option Plan.

ADDITIONAL INFORMATION

Additional information relating to us is on the SEDAR website at www.sedar.com under “Pretium Resources Inc.”

Financial information is provided in our comparative financial statements and MD&A for its most recently completed financial year, copies of which were previously mailed to shareholders who requested them, and are filed and available on SEDAR.

Shareholders may request copies of our financial statements and MD&A by contacting Investor Relations at 604-588-1784.

OTHER BUSINESS

Management is not aware of any matters to come before the Meeting other than those set forth in the Notice of Meeting.  If any other matter properly comes before the Meeting, it is the intention of the persons named in the Proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

APPENDIX A

PRETIUM RESOURCES INC.
MANDATE OF THE BOARD OF DIRECTORS

As Adopted by the Board of Directors on December 19, 2010

I.	ROLE AND RESPONSIBILITIES

1.
The Board of Directors (the “Board”) is responsible for the stewardship of Pretium Resources Inc. (the “Company”).  This requires the Board to oversee the conduct of the business and supervise management, which is responsible for the day-to-day conduct of the business.

2.
The Board is responsible for the adoption of a strategic planning process and the approval and review, at least annually, in an all-day in person strategy session to review the Company’s strategic business plan proposed by management, including a statement of the vision, mission and values, and to adopt such a plan with such changes as the Board deems appropriate.  The plan and discussion which takes into account, among other things, the opportunities and risks of the business must be presented to the Board so as to provide enough time for management to resubmit and review the plan and incorporate a budget that takes into account the strategic objectives of the Company.

3.	The Board shall hold meetings on at least a quarterly basis.

4.	The Board shall review and measure corporate performance against strategic plans, senior management objectives, financial plans and quarterly budgets.

5.	The Board is responsible for the identification of the principal risks of the Company’s business and overseeing the implementation of appropriate systems to manage these risks.

6.	The Board is responsible for succession planning, including appointing, training and monitoring senior management and, in particular, the CEO.

7.
The Board is responsible for satisfying itself as to the integrity of the CEO and other senior officers and that the CEO and the other senior officers create a culture of integrity throughout the Company.

8.	The Board is responsible for the Company’s communication policies, which:

(a)	address how the Company interacts with analysts, investors, other key stakeholders and the public;

(b)	contain measures for the Company to comply with its continuous and timely disclosure obligations and to avoid selective disclosure; and

(c)	are reviewed at least annually.

9.	The Board is responsible for the integrity of the Company’s internal control and management information systems.

10.	The Board is responsible for acting in accordance with all applicable laws, the Company’s Articles and the Company’s Code of Business Conduct and Ethics.

11.
The Board and each individual director is responsible for acting in accordance with the obligations imposed by the Business Corporations Act (British Columbia). In exercising their powers and discharging their duties, each director shall:

(a)	act honestly and in good faith with a view to the best interests of the Company;

(b)	exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances;

(c)	exercise independent judgment regardless of the existence of relationships or interests which could interfere with the exercise of independent judgment; and

(d)	(i)
disclose to the Company, in writing or by having it entered in the minutes of meetings of directors, the nature and extent of any interest that the director has in a material contract or material transaction, whether made or proposed, with the Company if the director is a party to the contract or transaction, is a director or officer, or an individual acting in a similar capacity, of a party to the contract or transaction, or, has a material interest in a party to the contract or transaction; and

(ii)
such director shall refrain from voting on any resolution to approve such contract or transaction unless it relates to the directors’ remuneration in that capacity, is for the directors’ indemnity or insurance or is a contract or transaction with an affiliate.

(e)	Demonstrate a willingness to listen as well as to communicate their opinions, openly and in a respectful manner.

12.
The Board and each individual director is responsible for making all reasonable efforts to attend meetings of the Board as required, and to review in advance all meeting materials distributed in connection therewith.

13.
The Board has the authority to appoint a managing director or to establish committees and appoint directors to act as managing director or to be members of these committees.  The Board may not delegate to such managing director or committees the power to:

(a)	submit to the shareholders any question or matter requiring the approval of the shareholders;

(b)	fill a vacancy among the directors or in the office of auditor, or appoint additional directors;

(c)	issue securities, except as authorized by the directors;

(d)	issue shares of a series, except as authorized by the directors;

(e)	declare dividends;

(f)	purchase, redeem or otherwise acquire shares issued by the Company;

(g)
pay a commission to any person in consideration of his purchasing or agreeing to purchase shares of the Company from the Company or from any other person, or procuring or agreeing to procure purchasers for any such shares;

(h)	approve a management proxy circular, take-over bid circular or directors’ circular;

(i)	approve financial statements to be put before an annual meeting of shareholders; and

(j)	adopt, amend or repeal bylaws.

14.
The matters to be delegated to committees of the Board and the constitution of such committees are to be assessed annually or more frequently, as circumstances require.  From time to time the Board may create an ad hoc committee to examine specific issues on behalf of the Board.  The following are the current committees of the Board:

(a)
the Audit Committee, consisting of not less than three directors, each of whom must be an “unrelated or “independent” director under applicable securities laws and stock exchange rules.  The role of the Audit Committee is to provide oversight of the Company’s financial management and of the design and implementation of an effective system of internal financial controls as well as to review and report to the Board on the integrity of the financial statements of the Company, its subsidiaries and associated companies.

(b)
the Corporate Governance and Compensation Committee, consisting of not less than three directors, each of whom must be an “unrelated” or “independent” director under applicable securities laws and stock exchange rules.  The role of the Corporate Governance and Compensation Committee is to:

(i)	develop and monitor the effectiveness of the Company’s system of corporate governance;

(ii)	establish procedures for the identification of new nominees to the Board and lead the candidate selection process;

(iii)	develop and implement orientation procedures for new directors;

(iv)	assess the effectiveness of directors, the Board and the various committees of the Board;

(v)	ensure appropriate corporate governance and the proper delineation of the roles, duties and responsibilities of management, the Board, and its committees; and

(vi)	assist the Board in setting the objectives for the CEO and evaluating CEO performance.

(vii)	establish a remuneration and benefits plan for directors, senior management and other key employees;

(viii)	review the adequacy and form of compensation of directors and senior management;

(ix)	establish a plan of succession;

(x)	undertake the performance evaluation of the CEO in consultation with the Chair of the Board, if not the CEO; and

(xi)	make recommendations to the Board.

II.	COMPOSITION

1.	From time to time the Board or an appropriate committee of the Board shall review the size of the Board to ensure that the size facilitates effective decision-making.

2.
The Board shall be composed of a majority of directors who qualify as “unrelated” or “independent” directors under applicable securities laws and applicable stock exchange rules.  The determination of whether an individual director is “unrelated” or “independent” is the responsibility of the Board.

3.
If at any time the Company has a shareholder with the ability to exercise a majority of the votes for the election of the Board (a “Significant Shareholder”), the Board will include a number of directors who do not have interests in or relationships with either the Company or such Significant Shareholder and who fairly reflects the investment in the Company by shareholders other than such Significant Shareholder.

4.	The Board should, as a whole, have the following competencies and skills:

(a)	knowledge of the mining industry;

(b)	knowledge of current corporate governance standards;

(c)	technical and market knowledge sufficient to understand the challenges and risks associated with the development of the Company; and

(d)	financial and accounting expertise.

III.	PROCEDURES TO ENSURE EFFECTIVE OPERATION

1.	The Board recognizes the importance of having procedures in place to ensure the effective and independent operation of the Board.

2.
If the Chair of the Board is not a member of management, the Chair shall be responsible for overseeing that the Board discharges its responsibilities.  If the Chair is a member of management, responsibility for overseeing that the Board discharges its responsibility shall be assigned to a non-management director.

3.	The Board has complete access to the Company’s management. The Board shall require timely and accurate reporting from management and shall regularly review the quality of management’s reports.

4.
An individual director may engage an external adviser at the expense of the Company in appropriate circumstances.  Such engagement is subject to the approval of the Corporate Governance and Nominating Committee.

5.	The Board shall provide an orientation and education program for new recruits to the Board as well as continuing education on topics relevant to all directors.

6.	The Board shall institute procedures for receiving shareholder feedback.

7.	The Board requires management to run the day-to-day operations of the Company, including internal controls and disclosure controls and procedures.

8.	The non-management directors shall meet at least twice yearly without any member of management being present.

9.	The Board sets appropriate limits on management’s authority. Accordingly, the following decisions require the approval of the Board:

(a)	the approval of the annual and quarterly (unless delegated to the Audit Committee) financial statements;

(b)	the approval of the annual budget;

(c)	any equity or debt financing, other than debt incurred in the ordinary course of business such as trade payables;

(d)	entering into any license, strategic alliance, partnership or other agreement outside the ordinary course of business;

(e)	the acquisition and assignment of material assets (including intellectual property and fixed assets) outside of the ordinary course of business;

(f)	the creation of subsidiaries;

(g)	the creation of new Company bank accounts;

(h)	payment of dividends;

(i)	proxy solicitation material;

(j)	projected issuances of securities from treasury by the Company as well as any projected redemption of such securities;

(k)	any material change to the business of the Company;

(l)	the appointment of members on any committee of the Board;

(m)	capital expenditures in excess of CAD$1,000,000 outside of the annual budget;

(n)	entering into any professional engagements where the fee is likely to exceed CAD$1,000,000 outside of the annual budget.

(o)	entering into any arrangements with banks or other financial institutions relative to borrowing (either on a term or revolving basis) of amounts in excess of CAD$1,000,000 outside the annual budget;

(p)	entering into any guarantee or other arrangement such that the Company is contingently bound financially or otherwise in excess of CAD$250,000 other than product guarantees outside the annual budget;

(q)	the appointment or discharge of any senior officer of the Company;

(r)	entering into employment contracts with any senior officers; and

(s)	initiating or defending any law suits or other legal actions.

10.
The Board, together with the CEO and with the assistance of the Corporate Governance and Compensation Committee, shall develop position descriptions for the CEO.  The Board, together with the CEO, shall also approve or develop the corporate objectives that the CEO is responsible for meeting and the Board shall assess the CEO against these objectives.

APPENDIX B

INCENTIVE STOCK OPTION PLAN
OF
PRETIUM RESOURCES INC.
dated as of April 5, 2013

1.           Purpose of the Plan

1.1           The purpose of the Plan is to (a) attract and retain superior directors, officers, advisors, employees and other persons or companies engaged to provide ongoing services to the Company, to provide an incentive for such persons to put forth maximum effort for the continued success and growth of the Company, and in combination with these goals, to encourage their participation in the performance of the Company; and (b) closely align the personal interests of such directors, officers, advisors, employees and other persons or companies with those of the Shareholders by providing them with the opportunity, through the grant of Options, to acquire Shares.

2.           Definitions

2.1           For the purposes of the Plan, the following terms have the respective meanings set forth below:

(a)	“Associate” has the same meaning ascribed to that term under Subsection 2.22 of National Instrument 45-106;

(b)	“Black-Out Period” means that period during which a trading black-out period is imposed by the Company to restrict trades in the Company’s securities by an Eligible Person or Permitted Assign;

(c)	“Board” means the board of directors of the Company;

(d)	“Compensation and Corporate Governance Committee” means the committee of the Board as constituted from time to time to oversee compensation and corporate governance matters;

(e)	“Consultant” means an individual, other than an employee, director or officer of the Company or its Related Entity or a registrant under the Securities Act (British Columbia), that:

(i)
is engaged to provide on a bona fide basis, consulting, technical, management or other services to the Company or Related Entity of the Company, other than services provided in relation to a distribution, services provided by registrants and services that include investor relations activities;

(ii)	provides the services under a written contract between the Company or its Related Entity and the individual Consultant or a Consultant Company or Consultant Partnership of the individual; and

(iii)	in the reasonable opinion of the Board, spends or will spend a significant amount of time and attention on the affairs and business of the Company or Related Entity of the Company;

(f)	“Consultant Company” means for an individual Consultant, the company of which the individual consultant is an employee or shareholder;

(g)	“Consultant Partnership” means for an individual consultant, a partnership of which the individual Consultant is an employee or partner;

(h)	“Company” means Pretium Resources Inc., a corporation incorporated under the British Columbia Business Corporations Act, or its successors;

(i)
“Disability” means a physical injury or mental incapacity of a nature which the Board determines prevents or would prevent the Optionee from satisfactorily performing the substantial and material duties of his or her position with the Company;

(j)	“Eligible Person” means, from time to time, any bona fide director, senior officer or employee of the Company or the Related Entity of the Company, any Permitted Consultant and any Permitted Assign;

(k)	“Exchange” means, if the Shares are listed on the TSX, the TSX and, if the Shares are not listed on the TSX, any other principal exchange upon which the Shares are listed;

(l)	“Grant Date” means the date on which an Option is granted to an Eligible Person;

(m)
“Insider” has the same meaning ascribed to that term as set out in the Securities Act (British Columbia) and includes Associates and Affiliates of an Insider, but excludes a director or senior officer of a subsidiary or Related Entity of the Company unless such director or senior officer

(i)	in the ordinary course receives or has access to information as material facts or material changes concerning the Company before the material facts or material changes are generally disclosed;

(ii)	is a director or senior officer of a major subsidiary (as defined in National Instrument 55-101); or

(iii)	is an Insider of the Company in a capacity other than as a director or senior officer of the subsidiary or Related Entity;

(n)	“Market Value” of a Share means, on any given day:

(i)	where the Share is not listed on an Exchange, the fair market value of a Share on that day determined by the Board in good faith; and

(ii)
where the Share is listed on an Exchange, the last daily closing price per Share on the Exchange on the trading day immediately preceding the relevant date and if there was no sale on the Exchange on such date, then the last sale prior thereto;

(o)	“Option” means the right to purchase a Share under the Plan;

(p)	“Option Period” has the meaning ascribed to that term in Subsection 6.3 hereof;

(q)
“Option Price” means the price per Share at which Shares may be purchased under the Option, as determined pursuant to Paragraph 5.1(b) hereof and as may be adjusted in accordance with Section 10 hereof;

(r)	“Optionee” means an Eligible Person to whom an Option has been granted;

(s)
“Permitted Assign” means for a person that is an employee, executive officer, director or Consultant of the Company or Related Entity, a holding entity (as defined in National Instrument 45-106) of the person or an RRSP or RRIF of the person;

(t)	“Permitted Consultant” means a Consultant, a Consultant Company or Consultant’s Partnership;

(u)	“Plan” means the Incentive Stock Option Plan of the Company as set forth herein as the same may be amended and/or restated from time to time;

(v)	“Redundancy” means the termination of employment due to the fact that,

(i)	the person’s employer has ceased or intends to cease:

(A)	to carry on business for the purposes of which the employee was employed by him, or

(B)	to carry on that business in the place where the employee was so employed, or

(ii)	the requirements of that business:

(A)	for employees to carry out work of a particular kind, or

(B)	for employees to carry out work of a particular kind in the place where the employee was employed by the employer, have ceased or diminished or are expected to cease or diminish;

(w)
“Related Entity” means a person that is controlled by the Company or is controlled by the same person that controls the Company and “control” for the purpose of this definition has the same meaning as set out in section 2.23 of National Instrument 45-106;

(x)
“Retirement” means the termination of employment due to retirement of an Optionee on or after such Optionee’s normal retirement date under the applicable retirement plan or policy of his or her employer or due to early retirement with the consent of the Board;

(y)	“Regulators” has the meaning ascribed to that term in Section 11.1 hereof;

(z)	“Share” means a Common share without nominal or par value in the capital of the Company;

(aa)	“Shareholder” means a holder of one or more Shares; and

(bb)	“TSX” means the Toronto Stock Exchange.

2.2           Unless otherwise indicated, all dollar amounts referred to in this Plan are in Canadian funds.

2.3           As used in this Plan, words importing the masculine gender shall include the feminine and neuter genders and words importing the singular shall include the plural and vice versa, unless the context otherwise requires and references to person includes any individual, partnership, limited partnership, joint venture, syndicate, sole proprietorship, company or corporation (with or without share capital), unincorporated association, trust, trustee, executor, administrator or other legal representative.

3.           Administration of the Plan

3.1           The Plan shall be administered by the Board with the assistance of the Compensation and Corporate Governance Committee and the Chief Executive Officer as provided herein.

3.2           The members of the Compensation and Corporate Governance Committee shall be appointed from time to time by, and serve at the pleasure of, the Board.  A majority of the Compensation and Corporate Governance Committee shall constitute a quorum thereof.  Acts approved in writing by all members of the Compensation and Corporate Governance Committee shall constitute valid acts of the Compensation and Corporate Governance Committee as if taken at a meeting at which a quorum was present.

3.3           The Chief Executive Officer of the Company shall periodically make recommendations to the Compensation and Corporate Governance Committee as to the grant of Options.

3.4           The Compensation and Corporate Governance Committee shall, on at least an annual basis, make recommendations to the Board as to the grant of Options.

3.5           The Board may wait until such time as the financial statements of the preceding fiscal year are approved by the Board before making any determination regarding the grant of Options.

3.6           In addition to the powers granted to the Board under the Plan and subject to the terms of the Plan, the Board shall have full and complete authority to grant Options, to interpret the Plan, to prescribe such rules and regulations as it deems necessary for the proper administration of the Plan and to make such determinations and to take such actions in connection therewith as it deems necessary or advisable.  Any such interpretation, rule, determination or other act of the Board shall be conclusively binding upon all persons.

3.7           The Board may authorize one or more officers of the Company to execute and deliver and to receive documents on behalf of the Company.

4.           Shares Subject to the Plan

4.1           The maximum number of Shares that may be reserved for issuance pursuant to Options granted under the Plan shall not at any time exceed 10% of the total number of issued and outstanding Shares at the Grant Date of the Options, subject to adjustment as provided in Section 10 hereof and subject to reloading permitted under Subsection 4.4 (which reloading shall increase the aggregate number of Shares that may be issued under the Plan by the number of additional Shares permitted to be reserved under Subsection 4.4).

4.2           The total number of Shares that may be reserved for issuance to any one person pursuant to Options granted under the Plan in any one year shall not exceed 5% of the Shares of the Company issued and outstanding on a non-diluted basis on the Grant Date of the Options.

4.3           Anything in this Plan to the contrary notwithstanding:

(a)
the maximum number of Shares that may be reserved for issuance pursuant to Options granted under the Plan to Insiders of the Company, together with the number of Shares reserved for issuance to such Insiders under the Company’s other previously established or proposed share compensation arrangements, shall not exceed 10% of the issued and outstanding Shares on a non-diluted basis at the Grant Date of the Options;

(b)
the maximum number of Shares which may be issued to Insiders of the Company within any one-year period, pursuant to Options granted under the Plan when taken together with the number of Shares issued to such Insiders under the Company’s other previously established or proposed share compensation arrangements, shall not exceed 10% of the Shares of the Company’s issued and outstanding on a non-diluted basis at the end of such period;

(c)
the maximum number of Shares which may be issuable to any individual Insider or consultant of the Company, within a one-year period pursuant to Options granted under the Plan, when taken together with the number of Shares issuable to such Insiders under the Company’s other previously established or proposed share compensation arrangements, may be no more than 2% of the total number of issued and outstanding Shares on a non-diluted basis at the end of such period; and

(d)
the maximum number of Shares which may be issuable to the non-employee directors of the Company, as a group, within a one-year period pursuant to options granted under the Stock Option Plan, when taken together with the number of Shares issued to such directors under the Company’s other previously established or proposed share compensation arrangements, may be no more than 1% of the total number of issued and outstanding Shares on a non-diluted basis at the end of such period.

Any entitlement to acquire Shares granted pursuant to the Plan or any other options prior to the grantee becoming an Insider shall be excluded for the purposes of the limits set out in paragraph (b) above.

4.4           Options may be granted in respect of authorized and unissued Shares. Shares in respect of which Options have expired, were cancelled or otherwise terminated for any reason without having been exercised shall be available for subsequent Options under the Plan.  Options that have been exercised shall be available for subsequent grants under the Plan and the Company shall reserve additional Shares for issuance pursuant to such Options.  No fractional Shares may be purchased or issued under the Plan.

5.           Grants of Options

5.1           Subject to the provisions of the Plan, the Board shall, from time to time, determine those Eligible Persons to whom Options shall be granted and the Grant Date.  Options granted to Eligible Persons in accordance with the requirement hereunder shall be at no cost to the Eligible Person.  The Board shall also determine, in connection with each grant of Options:

(a)	the number of Options to be granted;

(b)	the Option Price applicable to each Option, but the Option Price shall not be less than the Market Value per Share on the Grant Date;

(c)	the vesting conditions of the Options, if any; and

(d)	the other terms and conditions (which need not be identical and which, without limitation, may include non-competition provisions) of all Options covered by any grant.

6.           Eligibility, Vesting and Terms of Options

6.1           Options may be granted to Eligible Persons only.

6.2           Subject to the adjustments provided for in Section 10 hereof, each Option shall entitle the Optionee to purchase one Share.

6.3           The option period (the “Option Period”) of each Option commences on the Grant Date and expires at 4:30 p.m. Vancouver time on the fifth anniversary of the Grant Date.  If an Option expires during a Black-Out Period, then, notwithstanding any other provision of the Plan, the Option shall expire 10 business days after the Black-Out Period is lifted by the Company.

6.4           An Option which has vested may be exercised (in each case to the nearest full Share) at any time during the Option Period.

6.5           An Option is personal to the Optionee and may not be sold, transferred, assigned or disposed of in any way except, by will or by the laws governing the devolution of property, to the Optionee’s executor, administrator or other personal representative in the event of death of the Optionee, or to a Permitted Assign.

7.           Option Agreement

7.1           Upon the grant of an Option, the Company and the Optionee shall enter into an option agreement, in a form set out in Appendix “A” attached hereto or in such other form as approved by the Board, which agreement shall set out the Optionee’s agreement that the Options are subject to the terms and conditions set forth in the Plan as it may be amended or replaced from time to time, the Grant Date, the name of the Optionee, the Optionee’s position with the Company, the number of Options, the Option Price, the expiry date of the Option Period, the conditions (if any) imposed on the exercise of the Option, and such other terms and conditions as the Board may deem appropriate.

8.           Termination of Employment, Engagement or Directorship

8.1           Optionees shall have 60 days from:

(a)	the date on which the Optionee’s employment, engagement or directorship with the Company or its Related Entity is terminated due to Retirement, Disability or Redundancy;

(b)	the date the company by which the employee is employed and by virtue of which the Optionee is an Eligible Person ceases to be a Related Entity of the Company; or

(c)
the date on which the undertaking or part undertaking of the company in which the employee is employed and by virtue of which the Optionee is an Eligible Employee is transferred or sold such that the company is no longer a Related Entity of the Company;

to exercise any Option granted hereunder to the extent such Option was exercisable and had vested on the date of such termination; provided, however, that no Option shall be exercisable following the expiration of the Option Period applicable thereto.

8.2           Any Optionee whose employment, engagement or directorship with the Company or employment with the Company’s Related Entity is terminated, other than for cause, at any time in the six months following a change of control of the Company (as hereinafter defined) shall have 90 days from the date of such termination to exercise any Option granted hereunder.  All Options granted shall immediately vest on the date of such termination; provided, however, that no Option shall be exercisable following the expiration of the Option Period applicable thereto.  For the purposes of this Subsection 8.2, “change of control” shall mean the acquisition by a person, or combination of persons acting in concert, of:

(a)
a sufficient number of the voting rights attached to the outstanding voting securities of the Company which together with the voting securities held by such person or persons, affect materially the control of the Company; or

(b)	more than 50% of the voting rights attached to the outstanding voting securities of the Company;

and such persons or combination of persons did not hold a sufficient number of voting rights to affect materially the control of the Company immediately prior to the time of such acquisition.

8.3           In the event of the death of an Optionee, either while in the employment or engagement or while a director of the Company or its Related Entity or after Retirement or Disability, the Optionee’s executor, administrator or other personal representative who have acquired the right to exercise such Option from the Optionee by will or the laws of devolution may, within 365 days from the date of the Optionee’s death, exercise any Option granted hereunder to the extent such Option was exercisable and had vested on the date of the Optionee’s death; provided, however, that no Option shall be exercisable following the expiration of the Option Period applicable thereto.

8.4           In the event an Optionee’s employment, engagement or directorship with the Company or its Related Entity terminates for any reason other than for cause, death, or in the circumstances described in Subsections 8.1, 8.2 or 8.3 hereof, the Optionee may exercise any Option granted hereunder to the extent such Option was exercisable and had vested on the date of termination no later than thirty (30) days after such termination.  In the event an Optionee’s employment, engagement or directorship is terminated for cause, each Option held by the Optionee that has not been exercised prior to such termination shall lapse and become null and void immediately upon such termination.

8.5           The Board may also in its sole discretion (without the requirement of Shareholder approval) increase the periods permitted to exercise all or any of the Options covered by any Grant following a termination of employment, engagement or directorship as provided in Subsections 8.1, 8.2, 8.3 or 8.4 above, if allowable under applicable law; provided, however, that in no event shall any Option be exercisable following the expiration of the Option Period applicable thereto.

8.6           This Plan, any Option Agreement and any instrument executed in connection therewith will not:

(a)	confer on any Optionee any right to continue in employment, engagement or directorship with the Company or its Affiliates;

(b)	affect the right of the Company, to terminate the employment, engagement or directorship of any Optionee without liability at any time with or without cause;

(c)
impose upon the Board (or, if so delegated, the Compensation and Corporate Governance Committee) or any other person any duty or liability whatsoever (whether in contract, tort, or otherwise howsoever) in connection with:

(i)	the lapsing of any Option pursuant to the Plan;

(ii)	the failure or refusal to exercise any discretion under the Plan; or

(iii)	an Optionee ceasing to be an Eligible Person for any reason whatever.

8.7           The benefit of Subsection 8.6 is given to the Company for itself and as trustee and agent of each Related Entity.  To the extent that this Section benefits any company, which is not a party to the Plan, the benefit shall be held on trust and as agent by the Company for such company and the Company may, at its discretion, assign the benefit of Subsection 8.6 to any such company.

9.             Exercise of Options

9.1           Subject to the provisions of the Plan, an Option may be exercised from time to time by delivery to the Company at its registered office of a written notice of exercise addressed to the Secretary of the Company specifying the number of Shares with respect to which the Option is being exercised, together with a certified cheque or bank draft for the aggregate of the Option Prices to be paid for the Shares to be purchased.  Certificates for such Shares shall be issued and delivered to the Optionee not later than 30 days following the receipt of such notice and payment.

9.2            No less than 100 Options may be exercised at any one time, except where a smaller number of Options is or remains exercisable pursuant to a grant, in which case, such smaller number of Options must be exercised at one time.

10.           Adjustment on Alteration of Share Capital

10.1          In the event of a subdivision, consolidation or reclassification of outstanding Shares or other capital adjustment, or the payment of a stock dividend thereon, the number of Shares reserved or authorized to be reserved under the Plan, the number of Shares receivable on the exercise of an Option and the Option Price therefor shall be increased or reduced proportionately and such other adjustments shall be made as may be deemed necessary or fair and equitable by the Board.

10.2          If the Company amalgamates, consolidates or combines with or merges with or into another body corporate, whether by way of amalgamation, statutory arrangement or otherwise (the right to do so being hereby expressly reserved) (a “Business Combination”), any Share receivable on the exercise of an Option shall be converted into the securities, property or cash which the Optionee would have received upon such Business Combination if the Optionee had exercised his or her Option immediately prior to the effective date of such Business Combination and the Option Price shall be adjusted as may be deemed necessary or fair and equitable by the Board and such adjustment shall be binding for all purposes of the Plan.  Furthermore, notwithstanding any other provision herein, (a) if because of a proposed Business Combination the exchange or replacement of shares in the Company or those in another company is imminent, or (b) an offer to purchase all of the Shares is made by a third party, the Board may, in a fair and equitable manner, determine the manner in which all unexercised Options granted under the Plan shall be treated including, for example, requiring the acceleration of the time for the exercise of such rights by the Optionees and of the time for the fulfilment of any conditions or restrictions on such exercise (including without limitation, vesting requirements).

10.3          In the event of a change in the Company’s currently authorized Shares which is limited to a change in the designation thereof, the shares resulting from any such change shall be deemed to be Shares within the meaning of the Plan.

10.4           In the event of any change affecting the Shares other than the changes referred to in Subsections 10.1, 10.2 and 10.3, such adjustment, if any, shall be made as may be deemed equitable by the Board in its sole discretion to properly reflect such event and such adjustment shall be binding for all purposes of the Plan.

10.5           No adjustment provided in this Section 10 shall require the Company to issue a fractional Share and the total adjustment with respect to each Option shall be limited accordingly.

10.6           All determinations of the Board under this Section 10 shall be binding for all purposes of the Plan.

11.           Regulatory Approval

11.1           Notwithstanding any of the provisions contained in the Plan or any Option, the Company’s obligation to grant Options and issue Shares pursuant to the exercise of an Option and to issue and deliver certificates for such securities to an Optionee shall be subject to:

(a)	compliance with all applicable laws, regulations, rules, orders of governmental or regulatory authorities in Canada (“Regulators”);

(b)	compliance with the requirements of any stock exchange on which the Company’s shares are listed, if applicable; and

(c)
receipt from the Optionee of such covenants, agreements, representations and undertakings, including as to future dealings in such Shares, as the Company determines to be necessary or advisable in order to safeguard against the violation of the securities laws of any jurisdiction.

11.2           The Company shall in no event be obligated to take any action in order to cause the issuance and delivery of such certificates to comply with any laws, regulations, rules, orders or requirements.

11.3           If any amendment, modification or termination to the provisions hereof or any Option made pursuant hereto are required by any Regulators or a stock exchange or market as a condition of approval to a distribution to the public of any Shares or to obtain a listing or quotation of any Shares, the Board is authorized to make such amendments and thereupon the terms of the Plan, any Options, including any option agreement made pursuant hereto, shall be deemed to be amended accordingly without requiring the consent or agreement of any Optionee.

12.           Tax Withholding

12.1           The Company shall:

(a)
be entitled to make such additional tax withholdings from payments of employment income to Employees as shall, in the opinion of the Company, be required under the Income Tax Act (Canada), and remit such taxes to the Canada Revenue Agency on behalf of the Employees, in respect of income taxable to the Employees arising on the exercise of Options; or

(b)
may require an Option Holder, as a condition of exercise of an Option, to pay to or reimburse the Company for any taxes which are required in the opinion of the Company to be withheld and remitted by it in respect of the exercise of such Option under any applicable laws, including the Income Tax Act (Canada).

13.           Miscellaneous

13.1           An Optionee entitled to Shares as a result of the exercise of an Option shall not be deemed for any purpose to be, or to have rights as, a shareholder of the Company by such exercise, except to the extent Shares are issued therefor and then only from the date such Shares are issued.  No adjustment shall be made for dividends or distributions or other rights which the record date is prior to the date such Shares are issued pursuant to the exercise of Options.

14.           Effective Date, Amendment and Termination

14.1           The Plan is effective as of May 10, 2013.

14.2           The Board may, subject where required to Regulators and/or stock exchange approval and Shareholder approval, amend the Plan at any time. Notwithstanding the foregoing, the Board is specifically authorized to amend or revise the terms of the Plan or any Option without obtaining Shareholder approval in the following circumstances, provided that, in the case of any Option, no such amendment or revision may, without the consent of the Optionee, materially decrease the rights or benefits accruing to such Optionee or materially increase the obligations of such Optionee:

(a)	amendments of a “housekeeping” nature including, but not limited to, of a clerical, grammatical or typographical nature;

(b)
to correct any defect, supply any information or reconcile any inconsistency in the Plan in such manner and to such extent as shall be deemed necessary or advisable to carry out the purposes of the Plan;

(c)	a change to the vesting provisions of any Option or the Plan;

(d)	amendments to reflect any changes in requirements of any Regulator or stock exchange to which the Company is subject;

(e)	a change to the termination provisions of an Option which does not result in an extension beyond the Option Period as contemplated in Subsection 8.5 of the Plan;

(f)	in the case of any Option, the substitution of another award of the same or different type;

(g)	in the case of any Option, such amendments or revisions contemplated in Subsections 10.1, 10.2 and 10.3 of the Plan;

(h)	amendments to the definition of change of control for the purposes hereof;

(i)	the addition of a cashless exercise feature, payable in cash or securities of the Company; and

(j)	a change to the class of Eligible Persons that may participate under the Plan.

For greater certainty, the Option Price of any outstanding Option granted to any non-Insiders of the Company may not be reduced unless Shareholder approval is obtained by way of a resolution passed by a majority of the votes cast by the Shareholders at a meeting of Shareholders.  The Option Price of any outstanding Option granted may not be reduced and the original Option Period may not be extended to the benefit of Insiders of the Company unless disinterested Shareholder approval is obtained in accordance with the requirements of the TSX.

14.3           The Board may, subject where required to Regulators and/or stock exchange approval, from time to time suspend or terminate the Plan in whole or in part.  No action by the Board to terminate the Plan pursuant to this Section 13 shall affect any Options granted hereunder which became effective pursuant to the Plan prior to such action.

14.4           Notwithstanding any provision contained in the Plan, effective May 10, 2013, the Plan must be reconfirmed, every three years, by a resolution passed by a majority of the votes cast by Shareholders at a meeting of Shareholders and if the Plan is not reconfirmed by the Shareholders as required by this provision, no further grants of Options may be made under the Plan.

APPENDIX A

INCENTIVE STOCK OPTION PLAN OF
PRETIUM RESOURCES INC.

OPTION AGREEMENT

This Option Agreement is entered into between Pretium Resources Inc. (the “Company”) and the Optionee named below pursuant to the Company’s Incentive Stock Option Plan, as amended (the “Plan”) a copy of which is attached hereto, and confirms the following:
1.	Grant Date:

2.	Optionee:

3.	Optionee’s Position with the Company:

4.	Number of Options:

5.	Option Price ($ per Share):	$

6.	Expiry Date of Option Period:

7.	Each Option that has vested entitles the Optionee to purchase one Share at any time up to 4:30 p.m. Vancouver time on the expiry date of the Option Period. The Options vest as follows:

(a)	25% of the Options granted shall vest immediately upon the Grant Date;

(b)	an additional 25% of the Options granted shall vest after the expiry of a period of 6 months from the Grant Date; and

(c)	an additional 25% of the Options granted shall vest after the expiry of a period of 12 months from the Grant Date; and

(d)	an additional 25% of the Options granted shall vest after the expiry of a period of 18 months from the Grant Date.

8.
The Option is non-assignable and non-transferrable otherwise than, by will or by the law governing the devolution of property, to the Optionee’s executor, administrator or other personal representative in the event of death of the Optionee.

9.
This Option Agreement is subject to the terms and conditions set out in the Plan, as amended or replaced from time to time.  In the case of any inconsistency between this Option Agreement and the Plan, the Plan shall govern.

10.	Unless otherwise indicated, all defined terms shall have the respective meanings attributed thereto in the Plan.

11.
By signing this agreement, the Optionee acknowledges that he, she, or its authorized representative has read and understands the Plan and agrees that the Options are granted under and governed by the terms and conditions of the Plan, as may be amended or replaced from time to time.

IN WITNESS WHEREOF the parties hereto have executed this Option Agreement as of the          day of                       ,            .

SIGNED, SEALED AND DELIVERED by __________________________ in the presence of:	) ) ) ) )
Signature of Witness	) ) )	Signature by Optionee
Print Name	)	Print Name

PRETIUM RESOURCES INC.

Per:
Authorized Signatory

NOTICE OF EXERCISE OF INCENTIVE STOCK OPTION

TO:           PRETIUM RESOURCES INC. (the “Company”)

I wish to exercise ________________ of the incentive stock options granted to me by the Company at the price of CDN $______________ per share and enclose herewith the amount of $________________ in payment of the total exercise price for such shares.

DATED as of ________________________, ______.

Signature of Optionee

Please print name of Optionee

Please have the share certificate issued as follows:

Registration Instructions:	Delivery Instructions:
Name	Name

Account reference, if applicable	Account reference, if applicable

Address	Address

Telephone Number Fax Number	Telephone Number Fax Number

Contact Name	Contact Name